A copy of this amended and restated preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, British Columbia, Ontario and Québec but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and, as such, cannot be offered, sold or delivered within the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This amended and restated preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this amended and restated preliminary short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tenet Fintech Group Inc. at 119 Spadina Avenue, Suite 705, Toronto, ON M5V 2L1, telephone (514) 340-7775, and are also available electronically at www.sedar.com.

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

DATED DECEMBER 22, 2022, AMENDING AND RESTATING THE PRELIMINARY SHORT

FORM PROSPECTUS DATED SEPTEMBER 27, 2022

New Issue	December 22, 2022

TENET FINTECH GROUP INC.

Minimum Public Offering: $20,000,000 / ● Units

Maximum Public Offering: $30,000,000 / ● Units

$● per Unit

This amended and restated preliminary short form prospectus (this "Prospectus") qualifies the distribution of a minimum of ● units (the "Units") of Tenet Fintech Group Inc. (the "Company" or "Tenet") (the "Minimum Offering") and a maximum of ● Units of the Company (the "Maximum Offering" and collectively with the Minimum Offering, the "Offering") at a price of $● per Unit (the "Offering Price").

The Offering is expected to be made on a commercially reasonable "best efforts" agency basis without underwriter liability pursuant to the terms and conditions of an agency agreement (the "Agency Agreement") to be entered into between by the Company with Research Capital Corporation (the "Agent"). The Units will be offered in the provinces of Alberta, British Columbia, Ontario and Québec through the Agent, its affiliates and such other registered dealers as may be designated by the Agent. The Offering Price will be determined by arm's length negotiation between the Company and the Agent with reference to the prevailing market price of the common shares of the Company (the "Common Shares"). See "Plan of Distribution".

- ii -

Each Unit consists of one Common Share of the Company (a "Unit Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture (as defined herein), one additional Common Share of the Company (a "Warrant Share") at a price of $● per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four months following the Closing Date (as defined herein) (the "Expiry Date"). The Warrants will be governed by a warrant indenture (the "Warrant Indenture") to be entered into on or before the Closing Date between the Company and TSX Trust Company (the "Warrant Agent"). The Units will be immediately separated into Unit Shares and Warrants upon issuance. See "Description of Securities Being Distributed".

The outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the "CSE") under the symbol "PKK". On September 26, 2022, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the CSE was $1.46. On December 21, 2022, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the CSE was $0.78.

There is currently no market through which the Warrants and Over-Allotment Warrants (as defined below) may be sold and purchasers may not be able to resell the Warrants and Over-Allotment Warrants that are purchased under this Prospectus. This may affect the pricing of the Warrants and Over-Allotment Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and Over-Allotment Warrants and the extent of issuer regulation. See "Risk Factors".

The issuer has applied to have its securities listed on Toronto Stock Exchange (the "TSX") (the "Uplist"). Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved the issuer's listing application and there is no assurance that the TSX will approve the listing application. See "Risk Factors".

In the event that the Company is unable to fulfill all of the listing requirements of the TSX in respect of the Uplist, the Company will give notice to list the Unit Shares, Warrants, Warrant Shares, Over-Allotment Unit Shares (as defined below), Over-Allotment Warrants and Over-Allotment Warrant Shares (as defined below) distributed under this Prospectus as well as the Common Shares (the "Broker Warrant Shares") which may be issued upon exercise of the Broker Warrants (as defined below) on the CSE. Listing on the CSE will be subject to the Company fulfilling all of the listing requirements of the CSE.

Price: $● per Unit

	Price to the	Agent's	Net Proceeds to the
	Public	Fee(1), (2)	Company(2)
Per Unit	$●	$●	$●
Minimum Offering(3)	$20,000,000	$1,500,000	$18,500,000
Maximum Offering(3)	$30,000,000	$2,250,000	$27,750,000

(1) The Company has agreed to pay the Agent, together with its sub-agents, an aggregate cash fee equal to 7.5% of the gross proceeds of the Offering (the "Agent's Fee"), including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option (as defined below), being $● per Unit. The Agent, together with its sub-agents, will also receive, on the Closing Date, as additional compensation, non-transferable broker warrants (the "Broker Warrants") equal to 7.5% of the aggregate number of Units issued by the Company under the Offering (including pursuant to the exercise of the Over-Allotment Option). Each Broker Warrant is exercisable into one (1) Broker Warrant Share at $● for twenty- four (24) months following the date of issuance thereof. This Prospectus qualifies the distribution of the Broker Warrants. See "Plan of Distribution".

- iii -

(2) Assumes no exercise of the Over-Allotment Option. After deducting the Agent's Fee, but before deducting the expenses of the Offering (estimated to be $●), which will be paid from the proceeds of the Offering.

(3) The Company has granted the Agent an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, at the sole discretion of the Agent, by giving written notice of the exercise of the Over-Allotment Option to the Company at any time up to 48 hours prior to the Closing Date, when the Maximum Offering is achieved, enabling it to offer for sale up to such additional number of Units (the "Over-Allotment Units") as is equal to 15% of the number of Units sold under the Maximum Offering at the Offering Price.

Each Over-Allotment Unit consists of one additional Common Share (the "Over-Allotment Unit Share") and one additional Warrant (the "Over-Allotment Warrant"). Each Over-Allotment Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Common Share of the Company (an "Over- Allotment Warrant Share") at a price of $● per Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date.

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, Over- Allotment Unit Shares and Over-Allotment Warrants to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Agent's over-allocation position acquires those securities under this Prospectus, regardless of whether the Agent's over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Assuming the Over-Allotment Option has been exercised in full for Over-Allotment Units, the total number of Units sold pursuant to the Offering will be ●, the total Price to the Public will be $34,500,000, the total Agent's Fee will be $2,587,500, and the proceeds to the Company will be $31,912,500 (before deducting the estimated expenses of the Offering of $●, which will be paid from the proceeds of the Offering).

The following table sets out the number of Over-Allotment Units and Broker Warrants that may be issued by the Company in connection with the Offering assuming the maximum Units under this Offering are sold:

Number of Securities
Agent's Position	Available	Exercise Period	Exercise Price
Over-Allotment Option	Up to ● Over-Allotment	Any time up to forty-eight	$● per Over-
	Units	(48) hours prior to the	Allotment Unit
Closing Date
Agent's Broker Warrants	Up to ● Broker Warrant	Any time for a period of	$● per Broker
	Shares(1)	twenty-four (24) months	Warrant Share
following the Closing
Date

(1) Assumes no exercise of the Over-Allotment Option. Assuming the Over-Allotment Option has been exercised in full for Over-Allotment Units, the total number of Broker Warrant Shares issued pursuant to the Offering will be ●.

Unless the context otherwise requires, when used herein, all references to the "Offering", the "Units", the "Unit Shares", the "Warrants" and the "Warrant Shares" shall include the Over-Allotment Option, the Over-Allotment Units, the Over-Allotment Unit Shares, the Over-Allotment Warrants and the Over-Allotment Warrant Shares, respectively.

The Offering is being conducted on a commercially reasonable "best efforts" agency basis without underwriter liability by the Agent who conditionally offers the Units for sale, if, as and when issued by the Company and accepted by the Agent, in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by Dentons Canada LLP and on behalf of the Agent by MLT Aikins LLP.

Subject to applicable laws, the Agent may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Agent may offer the Units at prices lower than stated above. See "Plan of Distribution".

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about ●, 2022 (the "Closing Date"), or such later date as the Company and the Agent may agree. Pending closing of

- iv -

the Offering, all subscription funds will be deposited and held by the Agent in trust, until the Minimum Offering is raised, pursuant to the terms and conditions of the Agency Agreement. If the Closing Date does not occur within ninety (90) days from the date a receipt is issued for the (final) short form prospectus or such other time as may be permitted by applicable securities legislation and consented to by persons or companies who subscribed within that period and the Agent, the Offering will be discontinued and all subscription monies will be returned to subscribers without interest, set-off or deduction. See "Plan of Distribution".

It is expected that the Company will arrange for the instant deposit of the Units under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited with CDS on the Closing Date, or as may otherwise be agreed to among the Company and the Agent. No certificates evidencing the Units will be issued to purchasers of the Units. Accordingly, a purchaser of the Units will receive only a customer confirmation from the Agent or other registered dealer or broker which is a CDS participant from or through whom a beneficial interest in the Units is purchased. See "Plan of Distribution".

Prospective investors should rely only on the information contained in this Prospectus, including documents incorporated by reference herein. The Company and the Agent have not authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus and information contained in any document incorporated by reference herein is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any sale of the Units. The Company's business, financial condition, results of operations and prospects may have changed since such date or dates.

Dylan Tinker, a director of the Company, resides outside of Canada. Mr. Tinker has appointed Tenet at its head office location at 119 Spadina Avenue, Suite 705, Toronto, ON M5V 2L1 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Units is highly speculative and involves a high degree of risk that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Prospectus before purchasing the Units.

The Company's head office and registered and records offices are located at 119 Spadina Avenue, Suite 705, Toronto, ON M5V 2L1.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and documents incorporated by reference herein contain "forward looking statements" or "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information contained herein is provided as of the date of this Prospectus and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by applicable securities law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on opinions, estimates and reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to: possible changes to the use of proceeds of the Offering; the impact of general business and economic conditions; risks related to government and environmental regulation; industry conditions, including fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; community relations; risks, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19") pandemic and health crisis; as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus and in the section entitled "General Development of the Business - Risk Factors" in the AIF (as defined below) and identified elsewhere in other disclosure documents of the Company filed at www.sedar.com.

Forward-looking information in this Prospectus includes, among other things, disclosure regarding: the Company's future outlook, the Offering, the closing of the Offering, the issuance of the Units pursuant to the Offering, the Uplist, the listing of the Warrants on the CSE or TSX, the satisfaction of the conditions precedent to the listing of the Unit Shares, Warrants, Warrant Shares, and Broker Warrant Shares on the CSE or TSX, the use of the net proceeds of the Offering, the expected performance of the Company's business and operations, the Company's business objectives, milestones and anticipated timing of execution, as well as the information under the heading "Use of Proceeds". Forward-looking information has also been incorporated by reference through the AIF and other documents incorporated by reference herein, which include forward-looking information with respect to, among other things, the Company's corporate development and strategy.

Statements containing forward-looking information are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including the following: the Company will be able to meet its future capital commitments; the Company will be able to obtain additional financing on reasonable terms if and when needed; the Company will be able to recruit and retain the services of its key technical, sales, marketing, operations and management personnel; the Company will be able to develop commercially viable solutions as a result of its research and development activities; and that the risks referenced above and herein, collectively or individually, will not have a material impact on the Company. While management considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. However, given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company's clients and the business, operations and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of Tenet to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, demand for the Company's products and services, the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other similar factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities' and public health officials' responses thereto may affect: the Company's actual results, performance, prospects or opportunities; domestic and global credit and capital markets and our ability to access capital on favourable terms, or at all; and the health and safety of our employees.

By their nature, forward-looking statements are inherently uncertain, are subject to risk and are based on assumptions including those discussed herein and those discussed in the documents incorporated by reference herein. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned to not place undue reliance on forward-looking statements made herein because a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The forward-looking statements contained herein are expressly qualified in their entirety by the above cautionary statement. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to, any future sales or issuances of securities of the Company, and the risk factors described under the heading "General Development of the Business - Risk Factors" in the AIF. The Company cautions that the foregoing list of factors is not exhaustive, and that, when relying on forward-looking statements to make decisions with respect to the Company or the Units, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Such information is based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including expected revenues from certain contracts, client roll-out plans for specific products and ability to achieve goals. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are provided as of the date of this Prospectus or such other date specified herein, and the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required under applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars. On December 21, 2022, the last business day prior to the date of this Prospectus, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $● or $1.00 = US$●.

ELIGIBILITY FOR INVESTMENT

In the opinion of Dentons Canada LLP, counsel to the Company, and MLT Aikins LLP, counsel to the Agent, based on current provisions of the Income Tax Act (Canada) and the regulations thereunder, as amended, (the "Tax Act") in force on the date hereof, the Unit Shares, the Warrants and the Warrant Shares, if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a "Registered Plan") or a deferred profit sharing plan ("DPSP"), each as defined in the Tax Act, provided that: (i) in the case of the Unit Shares and Warrant Shares, such Unit Shares or Warrant Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE and the TSX); and (ii) in the case of the Warrants, the Warrant Shares are listed on a "designated stock exchange" as defined in the Tax Act and neither the Company, nor any person with whom the Company does not deal at arm's length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plan or DPSP.

Notwithstanding the foregoing, the annuitant, holder or subscriber of a Registered Plan, as the case may be (each, a "Registered Holder"), will be subject to a penalty tax if the Unit Shares, Warrants or Warrant Shares held in a Registered Plan are a "prohibited investment" as defined in the Tax Act for the particular Registered Plan. The Unit Shares, Warrants or Warrant Shares will generally be a "prohibited investment" for a particular Registered Plan if the Registered Holder in respect thereof does not deal at arm's length with the Company for the purposes of the Tax Act or has a "significant interest" (as defined in the Tax Act) in the Company. However, the Unit Shares and Warrant Shares will not be a "prohibited investment" if such securities are "excluded property," as defined in the Tax Act, for trusts governed by a Registered Plan.

Based on Tax Proposals (as hereinafter defined) released on August 9, 2022 to implement tax measures applicable to first home savings accounts (referred to as "FHSA") first proposed by the 2022 Federal Budget (Canada), FHSAs would be subject to the rules described above for Registered Plans for purposes of the Tax Act (such amendments are referred to as the "FHSA Amendments"). In particular, pursuant to the FHSA Amendments, it is expected that the Unit Shares, the Warrants and the Warrant Shares will be qualified investments for an FHSA provided the conditions discussed above in relation to Registered Plans are satisfied. In addition, the rules in respect of a "prohibited investment" are also proposed to apply to FHSAs and the holders thereof. The FHSA Amendments are proposed to come into force on January 1, 2023.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. Individuals who intend to hold Unit Shares, Warrants or Warrant Shares in a Registered Plan or a DPSP should consult their own tax advisors having regard to their own particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in the provinces of Alberta, British Columbia, Québec and Ontario. Some of the documents incorporated by reference use the notion of EBITDA and Adjusted EBITDA. Wherever they are used, it should be noted that EBITDA and Adjusted EBITDA are provided as supplementary earnings measures to assist readers in determining the Company's ability to generate cash- flows from operations and to cover finance charges. They are also widely used for business valuation purposes. These measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 119 Spadina Avenue, Suite 705, Toronto, ON M5V 2L1, telephone (514) 340-7775, and are also available electronically at www.sedar.com under the Company's profile.

The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) revised annual information form of the Company dated June 16, 2022 for the year ended December 31, 2021 (the "AIF");

(b) audited annual consolidated financial statements of the Company for the year ended December 31, 2021;

(c) management's discussion and analysis of the Company for the year ended December 31, 2021;

(d) unaudited condensed interim consolidated financial statements of the Company for the three and nine-month period ended September 30, 2022, together with the notes thereto;

(e) management's discussion and analysis of the Company for the three and nine-month periods ended September 30, 2022;

(f) management's information circular of the Company dated January 26, 2021 with respect to the special meeting of shareholders of the Company held on February 16, 2021;

(g) management's information circular of the Company dated October 6, 2021 with respect to the special meeting of shareholders of the Company held on October 27, 2021;

(h) management information circular of the Company dated May 31, 2022 with respect to the annual meeting of shareholders of the Company held on June 30, 2022;

(i) material change report of the Company dated August 22, 2022 with respect to the resignations of Charles-André Tessier and Mark Dumas from the Company's board of directors and the appointments of Carol Penhale and Dylan Tinker to the Company's board of directors;

(j) press release of the Company dated October 27, 2022 with respect to a Q&A conducted with the Company's CEO to address AMF allegations (see the Section below entitled "AMF Investigation and Compliance Issues"); and

(k) press release of the Company dated December 8, 2022 with respect to the launch of the Cubeler Business Hub™ in Canada.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Company after the date of this Prospectus and prior to the termination of the distribution under the Offering, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE COMPANY

The Company was incorporated as Java Capital Inc. under the Business Corporations Act (Alberta) on May 13, 2008, and was continued as a federal company under the Canada Business Corporations Act ("CBCA") on April 4, 2011. The Company changed its name to "Peak Positioning Technologies Inc." effective April 5, 2011. Peak Position Technologies Inc. completed a vertical amalgamation with its wholly-owned subsidiary Peak Positioning Corporation effective January 1, 2018 with the resulting entity continuing as "Peak Positioning Technologies Inc.". The Company changed its name to "Peak Fintech Group Inc." on November 18, 2020. The Company changed its name to "Tenet Fintech Group Inc." on November 1, 2021.

The Company is a reporting issuer in the provinces of Alberta, British Columbia, Ontario and Québec, and its outstanding Common Shares are listed and posted for trading on the CSE under the symbol "PKK".

Tenet's head office and registered and records offices are located at 119 Spadina Avenue, Suite 705, Toronto, ON M5V 2L1.

SUMMARY DESCRIPTION OF THE BUSINESS

Tenet is the parent company of a group of innovative artificial intelligence and financial technology ("fintech") subsidiaries. Tenet's subsidiaries bring together lending financial institutions and businesses to create the "Business Hub", an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. At the core of the Business Hub is an analytics and artificial intelligence software platform that automates credit and business transactions among ecosystem members. Among other things, the Business Hub allows lending and credit financial institutions to increase their loan portfolios while minimizing credit risk, and gives businesses significant cash flow flexibility by giving them greater access to credit and the ability to get paid much sooner by their clients, which translate to better overall business efficiency.

The following diagram sets out the intercorporate relationships amongst Tenet's subsidiaries and the percentage of voting securities held by Tenet, either directly or indirectly, of each subsidiary. The jurisdiction of incorporation of all subsidiaries is China, except for Asia Synergy Ltd., which is a holding company incorporated in the jurisdiction of Hong Kong, and Cubeler Inc. and Tenoris 3 Inc., which are operating companies incorporated in Canada.

tenet
TENET FINTECH GROUP INC.
(Toronto)
100%
Cubeler Inc.
(Montreal)
100%
Tenoris3 Inc.
(Montreal)
CANADA
CHINA
100%
Asia Synergy Ltd.
"ASL"
(Hong Kong)
100%
Asia Synergy Holdings Ltd.
"ASH"
(Shanghai)
100%
Wuxi Aorong Ltd.
"AORONG"
(Wuxi)
51%
Asia Synergy Financial Capital Ltd.
"ASFC"
(Wuxi)
100%
Asia Synergy Data Solutions Ltd.
"ASDS"
(Shanghai)
100%
Asia Synergy Technologies Ltd.
"AST"
(Shanghai)
51%
Kailifeng New Energy Technology Co., Ltd
"KAILIFENG"
(Beijing)
51%
Shanghai Xinhuizhi Supply Chain Management Ltd.
"ASAC"
(Shanghai)
100%
Asia Synergy Supply-chain Technologies Ltd.
"ASST"
(Wuxi)
100%
Zhejiang Xinjiupin – Oil & Gas Management Co.
"AJP"
(Zhoushan)
80%
Jiangsu Supairui IOT Technology Co., Ltd.
"ASTH"
(Wuxi)
100%
Jiangsu Steel Chain Technology Co.,Ltd.
" Linksteel"
(Nanjing)
100%
Asia Synergy Credit Solutions Ltd.
"ASCS"
(Wuxi)
51%
Asia Synergy Supply Chain Ltd.
"ASSC"
(Jiangyin)
100%
Beijing Xinxiangtaike Technology Service Co.,Ltd.
"ASSI"
(Beijing)
100%
Huike Internet Technology Co., Ltd.
"HUIKE"
(Beijing)
51%
Wechain Technology Service Co., Ltd.
"WECHAIN"
(Nanjing)
100%
Tianjin Wodatong Technology Co., Ltd.
"ASB"
(Tianjing)
100%
Wuxi Suyetong Supply Chain Management Co., Ltd.
"SST"
(Wuxi)

RECENT DEVELOPMENTS

On July 7, 2021, Tenet closed a public offering of 26,300,000 units (the "July Units") of the Company at a price per July Unit of $2.00 for aggregate gross proceeds of $52,600,000 pursuant to a short-form prospectus of the Company dated June 22, 2021 ("2021 Short-Form Financing"). Pursuant to an agency agreement between the Company and Research Capital Corporation ("RCC") dated June 22, 2021, RCC acted as lead agent and sole bookrunner for the 2021 Short-Form Financing. Each July Unit is comprised of one Common Share as well as one half of one Common Share purchase warrant of the Company. Each whole warrant is exercisable into one Common Share of the Company at an exercise price of $3.50 for a period of twenty-four (24) months from the date of issuance thereof.

On July 9, 2021, the Company announced that its Business Hub and Gold River platform, which is the ecommerce and order processing platform used as the gateway to the Business Hub for the Company's supply chain clients, were successfully linked to the China UnionPay network, China's largest banking and electronic funds transfer network, through direct application program interface links, allowing the Company to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Business Hub ecosystem.

On July 26, 2021, the Company announced that it had started the process to acquire banking AI software provider Zhongke Intelligence Ltd. ("Zhongke"). As of the date of this Prospectus, the Company is still in the process of assessing the right revenue model under which to operate Zhongke's software within its Business Hub ecosystem. As part of this assessment, the Company and Zhongke created a new entity called Weilian Technology Services Ltd. ("Weilian" or "Wechain") in which the Company has a 51% ownership stake and Zhongke has a 49% ownership stake and to which Zhongke's intellectual property was transferred. The terms of the acquisition of Zhongke by the Company are still not defined as of the date of this Prospectus and the Company is considering the possibility of simply acquiring Zhongke's stake in Weilian rather than acquiring Zhongke itself. Therefore, the Company's planned acquisition of Zhongke remains pending.

On July 27, 2021, all of the issued and outstanding Common Shares were consolidated on the basis of one (1) post-consolidation Common Share for each two (2) pre-consolidation Common Shares.

On July 29, 2021, Tenet made a nominal investment in China UnionPay's subsidiary, Rongbang Technology Ltd. ("Rongbang"), in the amount of approximately $500,000, to further future collaboration and business development.

On August 3, 2021, Tenet announced that it had launched Link-Steel, a new steel trading platform as part of its Cubeler Business Hub to cater to the specific needs of the steel industry in China. The new platform allows steel industry participants to buy and sell a large variety of steel products, and obtain value-added services related to their transactions such as financing, transportation, warehousing, fund transfer and payment settlement.

On September 14, 2021, Tenet announced that it had acquired the "Heartbeat" insurance product management and brokerage platform as well as various ancillary SaaS (software as a service) solutions for insurers and insurance brokers in China. The platforms were owned and operated by Huike Technology Co. Ltd. and Huayan Kun Tai Technology Company Ltd. As compensation for the acquisition, the Company agreed to pay the sellers a total of up to $31.0M, of which $11.0M was paid in cash to be used in various business development and marketing initiatives for the platforms as the sellers agreed to stay on to manage and operate the platforms. The remaining up to $20.0M is payable in Common Shares, of which $6.9M was paid by the issuance of 600,000 Common Shares at a deemed price of $11.50 per share on October 5, 2021. A further two share instalments with a maximum combined value of $13.1M are payable as at December 31, 2022, and December 31, 2023, respectively, contingent on achieving additional net profit targets agreed for each calendar year.

On October 6, 2021, the Company announced that it had signed an exclusive partnership agreement with pre-owned vehicle trading platform YouCKU to provide YouCKU with after sale used car warranty policies, extended warranty policies and on-site vehicle repair and replacement policies. The partnership agreement between YouCKU and the Company was the first that is directly linked to the Company's Heartbeat insurance brokerage platform, through which the Company's services are provided to YouCKU.

On October 29, 2021, the Company announced that it had signed a collaborative agreement with Ping An Insurance ("Ping An") to distribute insurance products aimed at the auto industry through the Company's Heartbeat insurance brokerage platform. Ping An is now leveraging the Company's Heartbeat insurance platform, which is connected to over 300 car dealerships throughout China, to offer insurance policies specifically designed for the auto industry.

On November 1, 2021, the Company, previously known as "Peak Fintech Group Inc.", changed its name to "Tenet Fintech Group Inc.".

On November 5, 2021, the Company moved its registered offices to Toronto to, among other reasons, continue its quest to attract some of Canada's top tech talent.

On November 18, 2021, the Company announced that it had signed a marketing cooperation agreement with Rongbang, whereby the parties would promote the other party's services to their respective clients, including through joint-marketing initiatives. The agreement was set for an initial term of three years with an automatic renewal clause for additional one-year terms following the initial term, unless terminated by either party as provided in the agreement.

On December 9, 2021, the Company announced that it had signed a revenue sharing partnership agreement with PetroChina for the sale and distribution of coffee at PetroChina gas station convenience stores. The Company committed to work with automated coffee machine distributor Mellower Coffee Ltd. to have coffee distribution machines financed and installed at PetroChina uSmile stores. Under the terms of the agreement, Mellower Coffee is responsible for providing, installing and maintaining the machines, while the Company collects, monitors and manages all data related to the sale of coffee.

On January 6, 2022, the Company announced that it had signed a strategic cooperation agreement with vehicle rental company eHi Auto Services Ltd. ("eHi"). The Company uses its Heartbeat insurance brokerage platform and the platform's direct link to the country's top insurers to offer the various insurance products to go along with the vehicles rented by eHi.

On January 27, 2022, the Company launched a new brand identity, including a new corporate logo, in response to accelerated company growth, including outside of China, and a renewal to its corporate vision.

On February 18, 2022, the Company announced that it started to accept pre-registration of small and medium sized businesses in preparation for the launch of the Company's Canadian Business Hub.

On March 21, 2022, the Company announced that it launched the Yun Fleet Platform as part of its Chinese Business Hub ecosystem to provide shipping and transportation opportunities to China's freight trucking industry resulting from transactions conducted on the Chinese Business Hub. The Yun Fleet Platform matches freight truckers with shipping opportunities based on factors such as proximity, fleet availability, whether climate control is required, and a variety of other factors to optimize cost and time efficiency for shippers and truckers alike. In addition to shipping opportunities, Yun Fleet Platform members are also eligible for other Business Hub services, including financing and insurance services.

On April 13, 2022, the Company announced it signed a partnership agreement with the Industrial Bank Co. Ltd. ("CIB") to allow members of the Company's Chinese Business Hub to open bank accounts at CIB linked to their Business Hub accounts. The real bank accounts at CIB will provide a business alternative to the Company's offering of virtual bank accounts on the China UnionPay network.

On May 16, 2022, the Company announced that it had signed an agreement with the People's Insurance Company of China and eHi Auto Services to launch the "Driver's Seat", an insurance policy product to be exclusively available through Tenet's Heartbeat insurance brokerage platform.

At the Company's annual general meeting held June 30, 2022, Mark Dumas, Johnson Joseph, Liang Qiu and Charles-André Tessier were re-elected as directors of the Company, Raymond Chabot Grant Thornton was reappointed as auditors of the Company, and the Company's new omnibus incentive plan was approved for adoption by shareholders of the Company.

On August 17, 2022, the Company announced that Chairman Charles-André Tessier and fellow director Mark Dumas had agreed to resign from the Company's board of directors to make way for the appointments of Carol Penhale and Dylan Tinker, who would respectively chair the Company's governance and audit committees. The Company's executive management believed that the Company and its shareholders would be best served with new directors whose skillsets and professional experiences are better aligned with the evolution of the Company's business.

On August 19, 2022, the Company announced that it was going to hold an event at its new offices in Montréal, Québec, on November 30, 2022, to mark the official launch of the Canadian segment of its Business Hub.

On October 1, 2022, Tenet acquired Jiangsu Steel Chain Technology Co., Ltd. ("Linksteel"), a steel trading platform in China. As compensation for the acquisition, the Company agreed to pay the sellers a total of up to $9.6M payable in Common Shares of Tenet on a quarterly basis over a period of thirty-six months, contingent on achieving additional net profit targets for each applicable quarter.

On October 7, 2022, the Company announced that it had taken ownership control of Asia Synergy Transportation Hub ("ASTH"), which is now managing the Company's Yun Fleet shipping and transportation platform. The Company had held a minority interest in ASTH until the announcement and now owns an 80% interest in ASTH.

CUBELER INC. ACQUISITION

On October 1, 2021, Tenet announced that it had acquired 100% of the issued and outstanding shares of Cubeler Inc. for $1,000,000 in cash and 11,133,012 Common Shares of Tenet, which represented approximately 10% of Tenet's issued and outstanding Common Shares on a fully-diluted basis following the closing of the transaction. As a result of the acquisition of Cubeler Inc., Tenet owns the worldwide commercial rights to the Business Hub concept, which the Company is looking to commercialize beyond China's borders. In March of 2017, Tenet obtained an exclusive license from Cubeler Inc. to operate the Business Hub platform in China. The founder of Tenet is also the co-founder of Cubeler Inc. In addition, two of Tenet's former directors (Charles-André Tessier and Mark Dumas), two of Tenet's current directors (Johnson Joseph and Liang Qiu) and the Chief Financial Officer of the Company had an ownership interest in Cubeler Inc. before it was acquired by the Company.

AMF INVESTIGATION AND COMPLIANCE ISSUES

On July 21, 2022, the Company announced having received a Request for Documents/Information (the "Request Letter") from the Autorité des marchés financiers (the "AMF"), Quebec's securities regulator, which included a confidentiality order of the AMF prohibiting the disclosure of the Request Letter or any related information. In the course of collecting information to respond to the Request Letter, the Company identified potential compliance issues relating to certain past correspondence between the Tenet Chief Executive Officer (the "CEO") and certain former advisors. The Board of Directors of Tenet (the "Board") created an ad hoc committee (the "Special Committee") comprised of independent members of the Board and outside legal counsel was mandated to carry out an internal review into securities-related matters (the "Review"). Following the Review, the Board adopted new compliance measures which demonstrate the Company's ongoing commitment to ensuring its corporate governance meets the highest standards. Those measures include enhanced Board oversight over executive communications and interactions with financial and capital markets advisors and regular reporting by the CEO to the Board on the same. The new measures are in addition to important governance initiatives the Company had already recently implemented and which were in effect as of the date of this Prospectus, including: (i) the hiring of key internal compliance resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, and (iii) the adoption of new and revised governance policies, including a strengthened code of ethics. The Company has been cooperating with the AMF in all respects and has provided the AMF with all documents and information requested.

OPERATIONS IN EMERGING MARKET JURISDICTIONS

Guidance from Canadian securities regulators provides that issuers operating in markets deemed "emerging markets" include additional disclosure with respect to operations in such markets. The Company has operating subsidiaries located in China, therefore it is possible that operating in China may expose the Company to a certain degree of political, economic and other risks and uncertainties. For these reasons, the following disclosure is included in accordance with the guidance in Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets of the Ontario Securities Commission.

The establishment and development of subsidiaries in China adds an additional regulatory framework to which the Company operates and is supplementary to the existing regulatory framework existing in Canada.

The Company's operating entities in emerging jurisdictions are governed in accordance with applicable local laws and entity-wide governance principles.

The directors and management of the Company's operating entities in emerging jurisdictions are generally comprised of a majority of senior management employees and where required by local laws, local residents, who are generally longstanding local management level employees, or local corporate counsel. In addition, certain members of the Company's management have experience of conducting business in China, as detailed below, where the Company has maintained operations since 2011. The Company maintains oversight over the operations in China. The Company has experienced management and retains legal advisors and consultants to help facilitate adherence to regulatory requirements in the emerging markets.

Members of the Company's board of directors were selected based on their skillsets and experience related to the Company' operations and strategic vision. The Company, as a fintech market participant, believes it is critical for the independent members of its board to have a good understanding of the central role played by data in financial technology, how data and analytics is shaping its world today, in addition to having international business experience to be able to enable the Company to achieve its objectives. Each of Mr. Joseph, Mr. Qiu and Mr. Tinker have extensive experience conducting business in China. Both Mr. Qiu and Mr. Tinker are fluent in Mandarin. Each members of the Company's Chinese management team speaks Mandarin; several of the executives also speak English. Conversely, in addition to speaking English, a few members of the Company's Canadian management team speak Mandarin. In addition, each of the Company's advisors in China speak English. The vast majority of material documents presented to the Company's board of directors are in English. Where agreements entered into by the Company's Chinese subsidiaries of are deemed to be material, they are translated to English before they are shared with the board.

Prior to the COVID-19 pandemic, members of the Company's board of directors and its executive officers travelled to China at least once every quarter to meet with the Company's local management in China. One of the Company's board members and executive officers, Mr. Qiu, a Canadian resident, splits his time between residing in China and Canada to ensure complicity and communication between the Company's Canadian and Chinese management teams. The Company's executive officers are updated on all relevant new regulations or changes to existing regulations through weekly management meetings between the Company's Chinese and Canadian management teams to ensure that that continues to be the case.

Use of and Reliance on Experts

The Company has retained legal counsel in China regarding various corporate and regulatory legal issues, including the Company's right to conduct business in the country, and has relied on advice from that counsel with respect to such matters. The Company has retained MHP Law Firm.

The Company ensures that any such counsel or provider retained has their credentials vetted, referenced, with considerable diligence and adherence to local licenses, professional associations, and regulators.

Law, Language, Cultural and Business Practices

The government of China recognizes Mandarin as its official language. Some of the Company's directors, including Liang Qiu and Dylan Tinker, have proficiencies in Mandarin. The Company has several bi-lingual (English-Mandarin) employees and is able to quickly and efficiently translate documents itself but may sometimes engage an external professional translator to execute translations that are required to be performed by a certified professional translator. In particular, the Company can rely on translators and MHP Law Firm, its bilingual local lawyers. As noted above, the Company has engaged multiple service providers in China to assist with compliance with laws and regulations. Service providers include Acadia Advisory Group, which has expertise in advisory, accounting, tax, human resources and business outsourcing. See "Use of and Reliance on Experts".

In addition, certain officers of the Company, including the Chief Executive Officer of its Chinese operations, possess extensive experience in conducting business in China and are familiar with the laws, requirements and local business culture and practices in China.

Corporate Governance in China

Under Chinese law, a corporation established in China is required to appoint a legal representative. The legal representative may be held personally accountable for actions carried out by the applicable Chinese company. The legal representative is exposed to personal risks for acts and omissions, either individually or by the company and its employees. Such risks include civil, administrative, or criminal liability. The following persons are the legal representatives of each of the subsidiaries: Mr. Liang Qiu, Mr. Bin Xu, Mr. Kelong Chen, Mr. Jiangang Qiu, Ms. Dongxiang Song, Mr. Kai Cui, Mr. Xiaojun Hu, Ms. Meirong Wang, Mr. Yifei Zhang and Mr. Chaochao Chen.

The articles of the subsidiaries do not provide for any variation to the role, powers and responsibilities of the legal representative, other than those as typically provided under Chinese law. The legal representative represents the company and is responsible for performing duties and powers on behalf of the company in accordance with applicable Chinese laws and the company's articles of association. Most company registration or change filing-related formalities require the wet signature of the legal representative, however the legal representative also is typically provided a personal seal which serves as a formal signature for some other authorities or bank formalities. The legal representative's name is recorded on the company's business license, which is publicized online.

There are certain procedures to be followed to legally remove a legal representative, directors and officers of an entity under Chinese law.

(1) Procedures to legally remove the legal representative

If the chairman of board or executive director of the company concurrently serves as the legal representative according to company's articles of association ("AoA"), the shareholder of the company is entitled to re-appoint a new chairman of board or executive director to replace the prior legal representative by shareholder resolution. If the general manager concurrently serves as the legal representative according to company's AoA, the board or executive director is entitled to re-appoint a new general manager to replace the prior legal representative by resolution. Upon appointment, the newly appointed person will automatically serve as the legal representative pursuant to the AoA. In addition, the company shall prepare application documents related to the change of legal representative and submit them to local company registration authority where the company is domiciled. Local company registration authorities will then issue a new business license, which contains the name of new legal representative.

(2) Procedures to legally remove the directors and officers

The removal of a director of the entity is done by way of a shareholder resolution. While "officer" is not specifically defined under the Peoples Republic of China ("PRC") Company Law, "senior officer" under the PRC Company Law refers to any manager, deputy manager, financial principal, secretary to the board of directors of a listed company, or any other person specified in the AoA. The board or executive director of the company can remove managers by way of resolution and remove financial principals by way of resolution in accordance with the nomination of the general manager. For the removal of directors and general managers, the company shall prepare application documents related to such removal and submit such documents to local company registration authority where the company is domiciled. Local company registration authority will issue a filing receipt to provide such removal change filing is completed. No new business license will be issued relating to a change of directors and general managers of an entity. No filings are required for changes in officers other than the general manager.

There are requirements for a minimum number of directors and/or supervisors that must be complied with if directors/supervisors are removed but not replaced. Specifically, a board shall comprise at least three members. A Chinese company is not allowed to have two directors in its governance structure. If a board is not established, the company shall have only one executive director instead.

In addition, the Company's subsidiaries have company, legal representative, financial and invoice chops which are essential for conducting business in China, including entering into contracts, conducting banking activities and undertaking day-to-day business activities.

The specified purposes of the types of chops are detailed below:

1. Company Chop. The Company Chop is used by an authorized person at the company and is required for the daily operations of the entity. It is required when any important document is signed and is also used to provide legal authority when opening a bank account. All letters, official documents, contracts, and introduction letters issued in the name of the company, certificates, or other company materials can use the official chop, which will legally bind the company. Under Chinese laws, the use of the Company Chop alone or the signature of the parties to the contract alone is sufficient to bind a Chinese entity.

2. Legal Representative Chop. The Legal Representative Chop is evidence of the Legal Representative's signature and may be used in place of a signature, or alongside the Legal Representative's actual signature.

3. Financial Chop. The Financial Chop is used for opening a bank account, issuing checks, authenticating financial documents, such as tax filings and compliance documents, and for most bank-related transactions by the financial controller / officer of the company.

4. Invoice Chop. The Invoice Chop is used by the company to issue invoices to its customers in China known as Fapiao.

In order to maintain the physical security of the chops, each chop is held by a third party custodian pursuant to an agreement between the Company and the custodian. Each of the Company's Chinese subsidiaries maintains logs to evidence the use of each chop and documents the process of controls around the use of its chops. Although used and encouraged, a signature is not required when the chop is used for official documents to evidence the use of the chop.

Asset verification

Other than those subsidiaries that were acquired by the Company, the Company's management in China was responsible for the registration of all of its subsidiaries in China. The Company has copies of all of the business registration licenses, articles of association, shareholder agreements and other relevant documents of the subsidiaries evidencing ownership of the subsidiaries by the Company. Additionally, in certain cases the Company has obtained title and legal opinions from law firms in China as further evidence and confirmation of its ownership of the subsidiaries.

Legal right to conduct operations

To operate the Company's general business activities in China, each of its PRC subsidiaries is required to obtain a business license from local authorities. Each of its PRC subsidiaries has obtained a valid business license, and no application for any such license has been denied or revoked. In order to receive a business license, each of the Company's subsidiaries provided the specific details of the activities to be conducted by such subsidiary in its respective business license application. The PRC government granted the business license to allow each subsidiary to perform its intended activities. Other than in respect of business licenses and AFSC, the Company is not aware of any permissions that any of its PRC subsidiaries is required to obtain from Chinese authorities, including the China Securities Regulatory Commission ("CSRC") and the Cyberspace Administration of China ("CAC") or any other entity, to operate or for those subsidiaries to issue securities to Asia Synergy or for Asia Synergy to issue securities to us.

The Company and its subsidiaries have not applied for permission nor received any notice of any required permissions regarding the issuance of securities to the Company in connection with the establishment of its subsidiaries in the PRC. The Company has not applied for nor received any notice from the CSRC or any other entity in the PRC of any permissions required to approve of its operations in the PRC. Neither the Company nor its subsidiaries have been denied any permission sought in the PRC.

If applicable laws, regulations, or interpretations change and the Company or its subsidiaries are required to obtain approvals in the future, there is no certainty that the Company would be able to obtain such approvals which could negatively affect ability to operate its business, which could materially and adversely affect its business, financial condition, results of operations and its share price.

If the Company or its subsidiaries do not receive or maintain any required approvals, or if the Company or its subsidiaries inadvertently conclude that such approvals are not required the Company could be subject to fines, penalties, legal proceedings or actions against the Company that could have a material adverse effect on its business, financial condition, results of operations and its share price.

The Company's operating subsidiaries provide services to businesses operating in various industrial sectors, including some sectors, such as the energy sector, where specific licenses are required to operate and/or provide services to businesses in those sectors. The subsidiaries operating in those sectors must also maintain a minimum number of employees specifically trained to operate in those sectors, who maintain current knowledge of the sectors and remain in compliance with prescribed professional development legislation through annual workshops, training sessions and examinations. Each of the Company's subsidiaries operating in such sectors have met those requirements.

The Company's business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with laws, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations.

In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on its business. Noncompliance could subject the Company to significant investigations, enforcement actions and sanctions. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to business practices, and other penalties, which could negatively affect the Company's business and results of operations.

Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause the Company to change its business practices. Further, the Company's expansion into a variety of new fields also could raise a number of new regulatory issues.

If any of the business licenses of the Company's subsidiaries are revoked, this would hinder its ability to operate its business, which could materially and adversely affect its business, financial condition, and results of operations.

China has recently enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The Chinese government has prohibited the distribution of information through the internet that it deems to be in violation of Chinese laws and regulations.

If any of the content on the Company's online platform were deemed to violate any content restrictions by the Chinese government, it would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect the Company's business, financial condition and results of operations. The Company may also be subject to potential liability for any unlawful actions or for content it distributes that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to the Company, and if the Company is found to be liable, it may be prevented from operating its website in China.

Laws and Customs - China

The Company's business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with laws, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on its business. Noncompliance could subject the Company to significant investigations, enforcement actions and sanctions. If any governmental sanctions are imposed, or if the Company does not prevail in any possible civil or criminal litigation, its business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of the Company's management's attention and resources and an increase in related expenses.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to its business practices, and other penalties, which could negatively affect the Company's business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause the Company to change the Company's business practices. Further, the Company's expansion into a variety of new fields also could raise a number of new regulatory issues.

Moreover, the Company is exposed to the risk of misconduct, errors and failure to function by parties that it collaborates with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm its reputation and business.

Chinese governing corporations differ from the laws of Canada and other industrialized nations, such as the United States. Chinese law requires that each of its subsidiaries have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the pertinent entity. The legal representative is the person authorized to represent the company in all legal matters between the government and the company and to sign legally binding contracts on behalf of the company. Unlike Canadian law, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese law makes no liability distinction between the legal representative and the company. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the company and must bear any fine, punishment or consequences resulting from the offence.

The Company's business involves collecting and retaining certain internal and customer data. It also maintains information about various aspects of operations as well as regarding employees. The integrity and protection of the customer, employee and company data is critical to the Company's business. The Company's customers and employees expect that it will adequately protect their personal information. The Company is required by applicable laws to keep strictly confidential the personal information that its collects and to take adequate security measures to safeguard such information. Certain of those laws include the following:

• Chinese Criminal Law, as amended by its Amendment 7 and Amendment 9, which prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen's personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

• The Chinese Cyber Security Law became effective in 2017. Pursuant to the Chinese Cyber Security Law, network operators must not, without users' consent, collect their personal information, and may only collect users' personal information necessary to provide their services and shall comply with provisions regarding the protection of personal information.

• The Chinese Data Security Law, which took effect in September 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. If Chinese regulators find the Company to be non-compliant with the Chinese Data Security Law during a cybersecurity review of its business, the Company could be subject to fines, penalties, legal proceedings or actions against the Company that could have a material adverse effect on its business, financial condition or results of operations.

• The Personal Information Protection Law took effect in November 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. The Company has access to certain information of its customers in providing services and may be required to further adjust its business practice to comply with new regulatory requirements.

The Personal Information Protection Law provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. As the first systematic and comprehensive law specifically for the protection of personal information in China, the Personal Information Protection Law provides, among other things, that (i) an individual's consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual's rights, and (iii) where personal information operators reject an individual's request to exercise his or her rights, the individual may commence legal action. If Chinese authorities find the Company to be non-compliant with the Personal Information Protection Law, the Company could be subject to fines, penalties, legal proceedings or actions against the Company that could have a material adverse effect on its business, financial condition or its ability to accept foreign investments, or list on a U.S. or other foreign exchange.

Compliance with the above noted laws on data security and personal information laws could significantly increase the cost to the Company of providing its service offerings, require significant changes to its operations or even prevent it from providing certain service offerings in jurisdictions in which the Company currently operates or in which it may operate in the future. Despite the Company's efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that its practices or service offerings could fail to meet all of the requirements imposed on it by these laws.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, there can be no assurance that the Company will comply with such regulations in all respects, and it may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. If Chinese regulators find the Company to be non-compliant with these and other similar laws, it could be subject to fines, penalties, legal proceedings or actions against the Company that could have a material adverse effect on its business, financial condition or results of operations.

Foreign Corporate Structure

Initially, the Company was a developer of security applications for mobile devices. In 2011, the Company's then-CEO was invited to China by long-time friend and Canadian resident, Mr. Liang Qiu, to explore business opportunities for the Company's solutions in the country. When the Company first began its operations in China in 2011, it did so with no operating entities or subsidiaries in the country, choosing rather to work in partnership with a local Chinese company, where Mr. Qiu was a significant shareholder and senior executive officer. However, after almost five years with little business success with that structure, the Company determined that it would be best served by having its own subsidiaries if it was going to be successful in China. Mr. Qiu, came to work for the Company at that time and has been responsible for the Company's operations in China since then. As a Chinese national, who has called Canada home for most of his adult life, Mr. Qiu has a an understanding of China, its culture, its laws and its business environment.

Currently members of the Company's Board, as well as executive officers of the Company, are Canadian residents located in China. Through these representatives, the Company's Board has effective control over the Company's foreign operating entities, the officers and directors of the foreign operating entities and the assets of the foreign operating entities, including their bank accounts.

Books and Records

Each of the Company's books and records are located at its offices in Montreal, Quebec; the Company's board of directors may access them at any time. The table below sets out the name of each of the Company's subsidiaries, legal representative, chief executive officer, directors and corporate records location:

Subsidiary Name	Legal Representative	Name of Chief Executive Officer	Name of Directors	Location of Corporate Records
Asia Synergy Limited (HONG KONG)	N/A	N/A	Johnson Joseph Liang Qiu Jean Landreville Yan Zheng	Hong Kong
Shanghai Xinfei Shiye Co.,Ltd	M. Liang Qiu	M. Liang Qiu	M. Liang Qiu	Shanghai
Shanghai Zunfan Information Technology Co., Ltd.	M. Bin Xu	M. Bin Xu	M. Bin Xu	Shanghai
Shanghai Zunfang Data Technology Co., Ltd.	M. Liang Qiu	M. Liang Qiu	M. Liang Qiu	Shanghai
Wuxi Aorong Industrial Co., Ltd.	M. Liang Qiu	M. Liang Qiu	M. Liang Qiu	Wuxi
Wuxi Yadong Technology Micro Loan Co., Ltd.	M. Kelong Chen	M. Changseng Zhuo	M. Kelong Chen M. Changseng Zhuo M. Chusheng Zhou	Wuxi
Wuxi Kerong Data Technology Co., Ltd.	M Jiangang Qiu	M Jiangang Qiu	M. Liang Qiu M. Jiangang Qiu M. Zhu Sun	Wuxi
Jiangsu Jinzun Supply Chain Management Technology Co., Ltd.	M. Bin Xu	M. Bin Xu	M. Bin Xu	Wuxi
Jiangsu Xinborui Supply Chain Information Technology Service Co., Ltd.	M. Bin Xu	M. Bin Xu	M. Bin Xu	Wuxi
Beijing Xinxiangtaike Technologies Service Co.,Ltd.	Ms.Dongxiang Song	Ms.Dongxiang Song	Ms.Dongxiang Song	Beijing
Zhejiang Xinjiupin Oil & Gas Management Co.,Ltd.	M. Bin Xu	M. Bin Xu	M. Bin Xu	Zhoushan
Beijing Huike Internet Technology Co., Ltd.	M. Kai Cui	M. Kai Cui	M. Kai Cui	Beijing
Wechain (Nanjing) Technology Service Co., Ltd.	M. Xiaojun Hu	M. Xiaojun Hu	M. Xiaojun Hu	Nanjing
Beijing Kailifeng New Energy Technology Co., Ltd.	M. Liang Qiu	M. Jiansheng Zhu	M. Jiansheng Zhu	Beijing
Jiangsu Steel Chain Technology Co., Ltd.	Ms. Meirong Wang	Ms. Meirong Wang	Ms. Meirong Wang	Nanjing
Shanghai Xinhuizhi Supply Chain Management Co., Ltd.	M. Bin Xu	M. Long Yang	M. Long Yang	Shanghai
Jiangsu Supairui IOT Technologyb Co., Ltd.	M. Yifei Zhang	M. Yifei Zhang	M. Yifei Zhang	Wuxi
Tianjin Wodatong Technology Co., Ltd.	Ms.Dongxiang Song	Ms.Dongxiang Song	Ms.Dongxiang Song	Tianjing
Wuxi Suyetong Supply Chain Management Co., Ltd.	M. Chaohao Chen	M. Chaohao Chen	M. Chaohao Chen	Wuxi

Related Parties

The Company is subject to Canadian securities laws and accounting rules with respect to approval and disclosure of related party transactions and has policies in place which it follows to mitigate risk associated with potential related party transactions. The Company may transact with related parties from time to time, in which case such related party transaction may require disclosure in its consolidated financial statements and in accordance with relevant securities laws.

Risk Management and Disclosure

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company and its subsidiaries, which are overseen by the board of directors and implemented by senior management of the Company. Executive management and the board of the Company prepare and review the financial reporting of its subsidiaries as part of preparing its consolidated financial reporting, and the Company's independent auditors review the consolidated financial statements under the oversight of the Company's audit committee. In addition, the management of each subsidiary entity review, on a monthly basis, the financial activities of local operations, which includes a review of variances and trend analysis against approved budget. These monthly reviews are also part of the discussions between the management of the subsidiary entity and the Company. As such, the Company's board and management have insight into the monthly operations and finances and can provide effective oversight of subsidiary level financial reporting and operations.

In general, the directors of each subsidiary entity are responsible for maintaining good corporate governance practices and risk controls. Board members and management of the Company regularly discuss business operations and risk management practices with directors and management of each subsidiary entity.

Internal Controls

The Company prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Company implements internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable. The quarterly and annual financial statements are being prepared in accordance with IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

The Company's operations and adherence to risk management in China is regulated and actively monitored. The Company provides internal monitoring through management and ensures the supervisors and general managers in China work alongside the Company's counsel and consultants to facilitate active regulatory and risk management monitoring.

In addition to the above, the Company ensures that each subsidiary entity has sufficient and qualified employees which allows for the proper functioning of different processes and appropriate segregation of duties. Stringent approval processes are in place through approved delegation of authority.

Proper security measures are in-place to safeguard company assets, including the use of the chops. The minute books and corporate records of the subsidiaries are maintained at the local entity level, while their seals and chops are kept at a third-party custodian pursuant to an agreement between the Company and the custodian.

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters and integrates inputs from the CEO of the Company's Chinese operations, as the main contact persons for disclosure matters in China for the Company. Such disclosure are overseen by the Company's Audit Committee and Corporate Governance Committee. The Audit Committee has the authority required by section 4.1 of National Instrument 52-110 Audit Committees, as the Company's Audit and Risk Management Committee Charter (the "Charter") specifically sets out this authority. The Charter was approved by the Board on March 15, 2021. On an annual basis at a minimum, or as it deems necessary, the Audit Committee reviews and reassess the adequacy of the Charter and may make recommended changes to the Board for its approval.

CEO and CFO Certifications

In order for the Company's CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at September 30, 2022, the date of the Company's most recently-filed financial statements, both before and after giving effect to the Offering as well as the issuance of other Common Shares subsequent to September 30, 2022. The table should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six-month period ended September 30, 2022, together with the notes thereto and the related management's discussion and analysis, incorporated by reference into this Prospectus.

Description	As at September 30, 2022, before giving effect to the Offering (Unaudited)	After giving effect to the Minimum Offering (assuming no exercise of Over- Allotment Option)(1)(2)(3) (Unaudited)	After giving effect to the Maximum Offering (assuming no exercise of Over- Allotment Option)(1)(2)(3) (Unaudited)	After giving effect to the Maximum Offering (assuming exercise of Over- Allotment Option in full) (1)(2)(3) (Unaudited)
Common Shares	99,544,183	●	●	●
Share Purchase Warrants	14,488,313	●	●	●
Share Options	3,906,297	3,788,552	3,788,552	3,788,552
Share Capital	$211,232,131	●	●	●
Contributed surplus	$22,463,031	$●	$●	$●
Current Liabilities	$17,706,135	$17,706,135	$17,706,135	$17,706,135
Total Liabilities	$24,961,664	$24,961,664	$24,961,664	$24,961,664

(1) Reflects the issuances of Common Shares, Share Purchase Warrants and Share Options subsequent to September 30, 2022 and unrelated to the Offering (see "Prior Sales - Common Shares").

(2) Share capital dollar amount reflects the deduction of the applicable Agent's Fee and the estimated expenses of the Offering.

(3) Assuming issuance of the Units and the Broker Warrants, but no exercise of the Broker Warrants, Warrants or any other outstanding convertible securities. See "Plan of Distribution".

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2022, except: (i) 82,465 Share Options were issued during October 2022 at an average price of $1.24 per Common Share, (ii) 190,000 Share Options expired between November and December 2022 and (iii) 10,210 Share Options were forfeited between October and November 2022. See "Prior Sales".

USE OF PROCEEDS

The estimated net proceeds to be received by the Company from the Offering (before giving effect to any exercise of the Over-Allotment Option) will be $18,500,000 in the case of the Minimum Offering, $27,750,000 in the case of the Maximum Offering and $31,912,500 in the case of the Maximum Offering and assuming the exercise of the Over-Allotment Option in full, and after deducting the Agent's Fee of $1,500,000 in the case of the Minimum Offering, $2,250,000 in the case of the Maximum Offering and $2,587,500 in the case of the Maximum Offering and assuming the exercise of the Over-Allotment Option in full, but before deducting the expenses of the Offering estimated to be $●.

The net proceeds from the Offering are expected to be used by the Company as set out in the table below.

Maximum Offering
assuming the
exercise of the Over-
Allotment Option in
Use of Proceeds	Minimum Offering	Maximum Offering	full
Business development and expansion in China	$[6,000,000]	$[9,000,000]	$[11,000,000]
Business expansion to North America	$[12,000,000]	$[14,000,000]	$[15,000,000]
Business expansion to Europe	$0	$[3,000,000]	$[3,800,000]
Working capital and general corporate matters	$[500,000]	$[1,750,000]	$[2,112,500]
Expenses of the Offering	$●	$●	$●
Total :	$18,500,000	$27,750,000	$31,912,500

The Company estimates expenses payable by the Company in connection with the Offering, other than the Agent's Fee referred to above, will be approximately $●. The Company has agreed to reimburse the Agent for all reasonable expenses related to the Offering, regardless of whether the Offering is completed, including the fees and disbursements of legal counsel to the Agent up to an agreed maximum.

As of the date of this Prospectus, the Company's North American monthly cash burn rate is approximately $2,500,000 and, based on the Company's current cash burn rate, it has enough cash reserved in North America to fund its North American operations for the next month. However, the Company intends to complete one or more private placement financing(s) to raise up to $8 million within 30 days of the date of this Prospectus and prior to completion of the Offering. Based on the Company's current cash burn rate and assuming completion of the Minimum Offering, the Company will have sufficient cash reserved in North America to fund its North American operations for more than one fiscal year if no additional investments are made in China. This does not take into account the potential of approximately $50 million in cash that could be received by the Company during that period through the exercise of common share purchase warrants issued pursuant to the 2021 Short-Form Financing. While the Company's Chinese operations are generating enough cash to meet the financial obligations of its Chinese operations, the Company plans to continue to invest to grow and expand its Chinese operations for the foreseeable future. The Company therefore intends to spend the net proceeds of the Offering to help fund its North American operations for at least an additional six month period, which would allow for the launch of its Business Hub in both Canada and the US, and to continue to invest in the expansion of its Chinese operations following the closing of the Offering and as stated in this Prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including fluctuations in the Company's consolidated working capital, which stood at $59,829,598 as of September 30, 2022, and factors referred to under the "Risk Factors" section of this Prospectus.

Following the closing of the 2021 Short-Form Financing, the use of proceeds varied from the intended use of proceeds, as disclosed in the Company's final short form prospectus dated June 22, 2021. From the net proceeds of approximately $48 million of that offering, the Company had planned to spend $21 million on business development and expansion in China, $12 million on business expansion to North America, most of which was to be spent prior to the end of 2021 to launch the Canadian segment of the Business Hub, $5 million on business expansion to Europe with the remaining $10 million reserved for working capital and general corporate matters. However, the halt of trading of the Common Shares on the NASDAQ Capital Market ("NASDAQ") in September of 2021, meant that the Company wouldn't be able to raise additional capital in the United States by the end of 2021 as it had intended. This resulted in the Company revising its intended use of funds with respect to the 2021 Short-Form Financing. The funds that were earmarked for business expansion to Europe, together with approximately $2 million worth of funds earmarked for business expansion to North America, were instead sent to China. But while a total of approximately $28 million was sent to China, only approximately $18 million was actually used for business development and expansion, with the rest going towards working capital and cash reserves. The planned investment toward the launch of the Company's North American operations was both delayed and reduced to approximately $7 million, and the Company allocated the remaining balance of $13 million in North America to working capital, general corporate matters and cash reserves.

Until applied, the net proceeds will be held as cash balances in the Company's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof. Unallocated funds from the Offering will be added to the working capital of the Company, and will be expended at the discretion of management.

During the fiscal year ended December 31, 2021 and the three-month period ended September 30, 2022, the Company had negative cash flow from operating activities, but generated positive cash flow from operations for the nine-month periods ended September 30, 2022. The Company had first projected that it would be profitable by the end of the 2021 fiscal year, however, a combination of delays in the start of certain projects in China and the delay of the launch of the Company's Business Hub in Canada caused the Company to revise its cash allocation in 2021. This, in turn, has delayed the Company's forecasted profitability. While the Company had positive operating cash flow in the first nine months of 2022, due to the fact that many Chinese cities were on government mandated COVID-19 lockdown, which prevented the Company from spending to grow its business and reduced its expenses, the Company now anticipates it will continue to have negative cash flow from operating activities in future periods until profitability is achieved, forecasted to be by the end of fiscal year 2023, as it resumes investing to expand and grow its operations in both China and North America. As a result, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities in future periods. See "Risk Factors - Negative Operating Cash Flow and Additional Funding".

Performance Analysis, Expansion and Business Objectives

The Company has segmented and reports its revenue under two operating categories, namely "Fintech Platform" and "Financial Services". For presentation purposes, any revenue generated that falls outside of those two operating segments are grouped in a third category called "Other". Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources.

For the nine-month period ended September 30, 2022, the Company's Fintech Platform segment generated revenues (before intra-group eliminations) of approximately $92.2 million compared to revenues of approximately $68.4 million for the same period in 2021. The year-over-year increase can be attributed to the consistent increase in demand for the Company's services over the past three years, particularly the demand for the Company's supply-chain services. The Financial Services segment saw revenues of the first nine months of fiscal 2022 amount to approximately $2.2 million compared to $2.8 million for the first nine months of fiscal 2021. The Company's net loss for the first nine months of 2022 was approximately $17.4 million compared to a net profit of $1.4 million in the first nine months of fiscal 2021. Although the Company generated positive cash flows from operating activities of approximately $1.2 million in the first nine months of 2022, it is not expected to do so on a consistent basis until sometime in 2023. The Company is hopeful that, if the demand for its services continues to increase, it will generate positive cash flow from its operations consistently beginning sometime in 2023.

The overall increase in the Company's revenue from fiscal year 2020 to 2021 came primarily from the increase in revenue in its Fintech Platform segment. The vast majority of the revenue generated in that segment comes from the supply-chain service bundle. The Company only began to offer these services in the second half of 2019 and revenue generated by these services in 2020 was still being impacted by clients' lack of familiarity with the offerings. In 2021, however, the Company saw a strong increase in repeat business from clients who were now familiar with the services. In addition, the Company's marketing efforts and investments led to new clients and new vertical segments. The Company's offerings to the insurance industry through its Heartbeat platform and to the oil and gas sector began to show great promise in the first quarter of 2022. While the Company's offering to the supply-chain is expected to account for a large share of its revenue in China for the next two to three years, offerings to other segments, such as the insurance, oil and gas, and clean energy segments are expected to account for an increasingly larger percentage of the Company's revenues in the future and help to diversify its revenue stream in China.

The Company's supply-chain service bundle serves both as a source of revenue and as a client acquisition tool for the Company. By providing services to material suppliers and factories at the top of the supply- chain, the Company has been able to connect with and acquire as clients many of the product distributors and retailers who are themselves clients of the factories serviced by the Company. The Company's strategy initially consisted of accepting lower margins related to its supply-chain service bundle in exchange for the acquisition of distributor and retailer clients. That strategy has led to an overall increase in both clients and profit margins on the supply-chain service bundle since 2019. Cost of service expenses, which refer only to direct costs associated with the provision of the Company's supply-chain service bundle, is gradually representing a smaller percentage of the revenue generated by the services. That trend is expected to continue as more services related to the supply-chain service bundle provided by third parties continue to be assumed through the Company's proprietary platforms and modules, such as its Gold River e-commerce and logistics platform and its Yun Fleet shipping platform.

Despite the impact of the COVID-19-related lockdowns in China throughout 2022, the Company is still expecting overall revenue in 2022 to exceed 2021 revenue. Assuming the Company is able to raise enough capital to expand its service offering in China, even as it starts to operate in Canada, it believes that it can reasonably expect to be profitable by the end of 2023. The Company expects the Minimum Offering will provide sufficient capital to achieve these goals.

The Company will continue to focus on the expansion of its Business Hub ecosystem in China as well as the operation of the newly launched Business Hub in Canada. The Company had previously planned for the North American expansion of its Business Hub to occur by the end of 2021, but a reallocation of its capital resources following the halt in the trading of the Common Shares on the NASDAQ led to a delay in the planned expansion. Therefore the Company's main near-term objectives to be pursued with the net proceeds in the case of the Minimum Offering, and which the Company expects to occur during the next 12 months, are (i) the operation and expansion of the Canadian segment of its Business Hub: Launched with limited features on November 30, 2022 in Canada, the Business Hub will eventually feature 4 main services pillars to keep members coming back to the Hub, one of which will be the ability to connect and network with other members of the ecosystem both locally and internationally. Given the strict rules of Internet behavior in China and the importance of allowing Hub members in and out of China to connect with each other, the completion of the Hub's networking module will mark a turning point for how it operates globally; (ii) continue its business development and service expansion activities in China: Business development and expansion in China is expected to take place across various industrial verticals including insurance, clean energy and consumer goods, in collaboration with the Company's existing and future partners; and (iii) the launch of the US segment of its Business Hub: The launch of the US Hub is expected somewhere in the second half of 2023. With the launch of the Canadian segment of the Business Hub completed, launching the US segment should not carry a great deal of complexity since both segments will operate in essentially the same fashion with on a few minor variations to account for the differences in the countries' banking and financial systems, particularly surrounding commercial loans and credit. Just like it has done prior to the launch of the Canadian segment, the Company will embark on a pre-registration campaign of US small and medium enterprises and financial institutions several months prior to the expected launch date of the US Hub to ensure a sufficient number of members are present to allow all members to get the most out of their Business Hub experiences from the very first day the platform goes live in the US. Assuming the Maximum Offering, the Company intends to use available funds towards the expansion of its Business Hub to Europe by the end of 2023.

There is no assurance the foregoing goals and objectives will be achieved. The Company's business is subject to a number of risks and uncertainties. See "Risk Factors".

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has appointed the Agent to act as its agent to conduct the Offering on a commercially reasonable "best efforts" agency basis, of a Minimum Offering of ● Units at the Offering Price per Unit for gross proceeds of $20,000,000 and Maximum Offering of ● Units at the Offering Price per Unit for gross proceeds of $30,000,000. The Agent has agreed to assist with the Offering on an agency basis and is not obligated to purchase any of the Units for its own account. The Offering Price will be determined by arm's length negotiation between the Company and the Agent. The Units are being offered to the public in the provinces of Alberta, British Columbia, Ontario and Québec, through the Agent or its affiliates who is registered to offer and sell the Units in such provinces and such other registered dealers as may be designated by the Agent. Subject to applicable law and the provisions of the Agency Agreement, the Agent may offer the Units outside of Canada.

The Company has agreed to pay to the Agent, together with its sub-agents and advisors (including The Benchmark Company, LLC which is serving as an independent financial advisor to the Agent and will receive a fee from the Agent following this offering), the Agent's Fee, in consideration for its services rendered in connection with the Offering, in the amount equal to 7.5% of the gross proceeds of the Offering, subject to the terms and conditions of the Agency Agreement, including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option, being $● per Unit. The aggregate Agent's Fee will be $1,500,000 in the case of the Minimum Offering and $2,250,000 in the case of the Maximum Offering ($2,587,500 assuming the Over-Allotment Option has been exercised in full for Over-Allotment Units).

The Agent will also receive, as additional compensation, non-transferable Broker Warrants equal to 7.5% of the aggregate number of Units issued by the Company under the Offering (including pursuant to the exercise of the Over-Allotment Option). Each Broker Warrant is exercisable into one (1) Broker Warrant Share at $● for twenty-four (24) months following the date of issuance thereof. The Broker Warrants will be registered in the name or names specified by the Agent. This Prospectus qualifies the distribution of the Broker Warrants.

The Company has agreed to reimburse the Agent for all reasonable expenses related to the Offering, regardless of whether the Offering is completed, including the fees and disbursements of legal counsel to the Agent up to an agreed maximum.

Each Unit consists of one Unit Share and one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $● per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, which is the date that is twenty-four months following the Closing Date. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture to be dated as of the Closing Date between the Company and the Warrant Agent. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events.

The Company has granted the Agent an Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Agent, at any time up to the Closing Date, enabling it to offer for sale up to such additional number of Over-Allotment Units as is equal to 15% of the number of Units sold under the Maximum Offering at $● per Over-Allotment Unit. Each Over-Allotment Unit consists of one Over-Allotment Unit Share and one Over-Allotment Warrant. Each Over-Allotment Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Over-Allotment Warrant Share at an exercise price of $● per Over-Allotment Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date.

This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Warrants to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Agent's over- allocation position acquires those securities under this Prospectus, regardless of whether the Agent's over- allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The price at which the Units are being offered hereunder and the terms of the Offering were determined by arm's length negotiation between the Company and the Agent. The Agent proposes to offer the Units initially at the Offering Price.

Under the terms of the Agency Agreement, the obligations of the Agent may be terminated at its discretion on the basis of "disaster out", "regulatory out", "market out", "due diligence out", "material change out" and "breach out" and may also be terminated upon the occurrence of certain stated events. The Agency Agreement also provides that the Company will indemnify the Agent and its directors, officers, partners, shareholders, agents, employees and controlling persons against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation.

Orders for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the order books at any time without notice.

In accordance with the rules and policy statements of certain Canadian securities regulators, the Agent may not, throughout the period of distribution of the Units, bid for or purchase securities of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering, the Agent may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the Agent in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Shares and short positions created by the Agent involving the sale by the Agent of a greater number of Common Shares than the Maximum Offering. These activities may stabilize, maintain or otherwise affect the market price of the Common Shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time.

If the Minimum Offering is not completed within ninety (90) days of the issuance of a receipt for the final prospectus, the Offering will cease. The Agent, pending closing of the Offering, will hold in trust all subscription funds received pursuant to the provisions of the Agency Agreement. If the Minimum Offering is not completed, the subscription proceeds received by the Agent in connection with the Offering will be returned to the subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agent.

The Company has agreed that it will not issue, announce any issue or agree to issue any securities of the Company, other than issuances (i) under existing director, officer, employee or consultant stock options or awards granted under current or future equity incentive plans of the Company, and any share issued on conversion or exercise of such options or awards, (ii) as a result of the exercise of currently convertible securities, outstanding share purchase warrants or options, (iii) as a result of an internal reorganization of the Company, or (iv) as a result of any previously announced obligation, until thirty days after the Closing Date without the written consent of the Agent, such consent not to be unreasonably withheld.

The Units, the Unit Shares and the Warrants comprising the Units, and the Warrants Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States except in transactions registered under the U.S. Securities Act or exempt from the registration requirements of the U.S. Securities Act and in accordance with all applicable U.S. state securities laws. The Agent has agreed pursuant to the terms of the Agency Agreement that it will not offer or sell the Units within the United States, except pursuant to available exemptions from the registration requirements under the U.S. Securities Act and in compliance with applicable U.S. state securities laws. The Units, the Unit Shares and the Warrants comprising the Units, and the Warrants Shares issuable upon exercise of the Warrants that are sold in the United States will be restricted securities within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of Units, Unit Shares or Warrants within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless made in compliance with an exemption thereunder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units to, or for the account or benefit of, a person in the United States or a U.S. person as defined in Regulation S under the U.S. Securities Act (a "U.S. Person").

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants that are purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of Company regulation. See "Risk Factors".

The issuer has applied to have its securities listed on the TSX. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved the issuer's listing application and there is no assurance that the TSX will approve the listing application. See "Risk Factors".

In the event that the Company is unable to fulfill all of the listing requirements of the TSX in respect of the Uplist, the Company will give notice to list the Unit Shares, Warrants, and Warrant Shares, as well as the Broker Warrant Shares on the CSE. Listing on the CSE is subject to the Company fulfilling all of the listing requirements of the CSE.

Lock-Up Agreements

Pursuant to the Agency Agreement, each of the Company's directors, senior officers and other insiders will enter into a lock-up agreement ("Lock-Up Agreement") prior to Closing, pursuant to which such persons will agree not to, for a period of 30 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Company held by them, directly or indirectly, without prior consent of the Agent, which consent will not be unreasonably withheld or delayed, provided that the Agent's consent shall not be required in connection with (a) the exercise of previously issued options, restricted share units, performance share units, deferred share units or other convertible securities, (b) transfers among a shareholder's affiliates for tax or other planning purposes, or (c) a tender or sale by a shareholder of securities of the Company in or pursuant to a take-over bid or similar transaction involving a change of control of the Company.

Non-Certificated Inventory System

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Units will be delivered under the book-based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in registered or electronic form with CDS on the Closing Date, or such other date as may be agreed upon by the Company and the Agent. No certificates evidencing the Unit Shares or Warrants will be issued to subscribers, except in certain limited circumstances, and as such a purchaser of Units will receive only a customer confirmation from the registered dealer through which the Units are purchased.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Units

Each Unit is comprised of one Unit Share (being a Common Share forming a part of each Unit) and one Warrant, subject to adjustment in certain circumstances in accordance with the Warrant Indenture. The Units will separate into Unit Shares and Warrants immediately upon issue.

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of the date hereof, there are 99,544,183 Common Shares issued and outstanding. As of the Closing Date of the Offering, assuming the Maximum Offering and exercise in full of the Over-Allotment Option, and assuming no further Common Shares are issued upon the exercise of outstanding warrants or options, including Broker Warrants and Warrants, the Company will have ● Common Shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Company, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, shareholders are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No Common Shares have been issued subject to call or assessment. There are no pre-emptive, conversion or exchange rights and no provisions for redemption, retraction, purchase for cancellation, surrender, or sinking or purchase funds. There are no provisions restricting the issuance of additional Common Shares or requiring a shareholder to contribute additional capital.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the CBCA.

As of the date of this Prospectus, the Company has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company's board of directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture to be entered into on or before the Closing Date between the Company and TSX Trust Company, as Warrant Agent. Under the Warrant Indenture, each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $● per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date, which is the date that is twenty-four months following the Closing Date, after which time the Warrants shall be void and of no value or effect.

Warrant Indenture

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering, (i) will be filed on SEDAR under the Company profile of the Company at www.sedar.com, or (ii) may be obtained on request without charge from the Corporate Secretary of the Company at 119 Spadina Avenue, Suite 705, Toronto, ON M5V 2L1, telephone (514) 340- 7775. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Montréal, at 2001 boulevard Robert-Bourassa, Suite 1600, Montréal, QC H3A 2A6.

The Warrant Indenture will provide, in the event of certain alterations of the Common Shares, that the number of Common Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to standard anti-dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of dividends outside of the ordinary course, or amalgamation/merger of the Company.

No fractional Warrant Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Company or entitle such holder to any right or interest in respect of the Warrant Shares except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or preemptive rights or any other rights of a holder of Common Shares.

The Company will also covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least two days prior to the record date or effective date, as the case may be, of such event.

The Warrant Indenture will provide that the Warrants will only be exercisable: (i) by, or for the account or benefit of, persons that are in the United States or are U.S. Persons by the original purchaser of the Units who is a "qualified institutional buyer" (as defined in Rule 144A under the U.S. Securities Act), exercising the Warrants for its own account or the account of a "qualified institutional buyer" over which it exercises sole investment discretion; or (ii) by a holder that is not in the United States, a U.S. Person, or acting for the account or benefit of a person in the United States or a U.S. Person; was not offered and did not acquire the Warrants in the United States; and did not execute or deliver the notice of exercise in the United States.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Company, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on counsel, the rights of the holders of Warrants are not prejudiced, as a group.

The Warrant Indenture will also contain provisions making binding upon the holders of Warrants all resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, will be subject to approval by an "Extraordinary Resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 ⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting in person or by proxy and voted on the poll upon such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 ⅔% of the number of all of the then outstanding Warrants.

The principal transfer office of the Warrant Agent in Montréal, at 2001 boulevard Robert-Bourassa, Suite 1600, Montréal, QC H3A 2A6 is the location at which Warrants may be surrendered for exercise or transfer.

Broker Warrants

The Company has agreed to issue to the Agent such number of Broker Warrants as is equal to 7.5% of the number of Units issued under the Offering (including any Over-Allotment Units issued upon the exercise of the Over-Allotment Option), the distribution of which are qualified by this Prospectus. Each Broker Warrant is exercisable into one (1) Common Share at $● for twenty-four (24) months following the date of issuance thereof. This Prospectus qualifies the distribution of the Broker Warrants.

The Broker Warrants may be exercised by the Agent on or before the expiration date by delivering (i) notice of exercise, appropriately completed and duly signed, and (ii) payment of the exercise price for the number of Broker Warrant Shares with respect to which the Broker Warrant is being exercised. The Broker Warrants may be exercised in whole or in part, but only for full Broker Warrant Shares.

The Broker Warrant Shares will be, when issued and paid for in accordance with the Broker Warrants, duly authorized, validly issued and fully paid and non-assessable. The Company will authorize and reserve at least that number of Common Shares equal to the number of Broker Warrant Shares issuable upon exercise of all outstanding Broker Warrants.

The exercise price and the number of Broker Warrant Shares issuable upon the exercise of each Broker Warrant are subject to adjustment upon the happening of certain events, such as a distribution on the Common Shares, or a subdivision, consolidation or reclassification of the Common Shares. In addition, upon any fundamental transaction, such as a merger, arrangement, consolidation, sale of all or substantially all of the Company's assets, share exchange or business combination, the Broker Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately on such event.

The Broker Warrants are non-transferable, and will not be listed or quoted on any securities exchange. The holder of the Broker Warrants does not have the rights or privileges of holders of Common Shares and any voting rights until they exercise its Broker Warrants and receive Broker Warrant Shares.

PRIOR SALES

In the spring of 2020, the Company began implementing a variety of strategic actions to significantly expand its shareholder base, connect with US investors and access the capital it needed to help fuel its growth. Those actions led to the Company's stock price hitting an all-time high of $14.50 in September 2021. The Company's stock price began to decline shortly thereafter, around the time that the Company's common shares were delisted from the NASDAQ. Several other events have since contributed to the continued decline of the Company's stock price, including revised guidance for 2022 issued by the Company earlier this year, the ongoing investigation of the Company and its CEO by the AMF and global economic events that have affected the capital markets in general, particularly technology companies such as the Company that have seen their market capitalizations decline by anywhere between 60% to 90%.

Common Shares

The following table summarizes details of Common Shares issued by the Company during the twelve (12) months prior to the date of this Prospectus:

Date of Issuance	Type of Security	Details of Issuance	Price(1)	Number of Securities(1)
December 30, 2021	Common Shares	Exercise of warrants	$0.80	200,000
January 05, 2022	Common Shares	Exercise of warrants	$1.50	100,000
January 10, 2022	Common Shares	Exercise of warrants	$0.80	200,000
January 12, 2022	Common Shares	Exercise of warrants	$0.50	100,000
January 12, 2022	Common Shares	Exercise of warrants	$0.80	150,000
January 20, 2022	Common Shares	Exercise of warrants	$1.50	150,000
February 01, 2022	Common Shares	Exercise of warrants	$0.50	467,500
February 01, 2022	Common Shares	Exercise of warrants	$2.00	360,000
March 22, 2022	Common Shares	Exercise of options	$2.00	100,000
May 24, 2022	Common Shares	Exercise of options	$2.10	17,500
June 21, 2022	Common Shares	Exercise of warrants	$0.50	125,000
June 21, 2022	Common Shares	Exercise of warrants	$2.00	500

Date of Issuance	Type of Security	Details of Issuance	Price(1)	Number of Securities(1)
July 13, 2022	Common Shares	Exercise of warrants	$0.50	12,500
July 19, 2022	Common Shares	Exercise of warrants	$0.50	65,000
July 20, 2022	Common Shares	Exercise of warrants	$0.50	100,000
July 28, 2022	Common Shares	Exercise of warrants	$0.50	100,000
August 12, 2022	Common Shares	Exercise of warrants	$0.50	100,000
August 16, 2022	Common Shares	Exercise of warrants	$0.50	54,000
August 17, 2022	Common Shares	Exercise of warrants	$0.50	100,000
August 19, 2022	Common Shares	Exercise of warrants	$0.50	75,000

(1) The number and exercise price of any warrants granted prior to the Company's July 28, 2020 and July 27, 2021 consolidation of its Common Shares on the basis of 10 pre-consolidation Common Shares for one post-consolidation Common Shares and 2 pre-consolidation Common Shares for one post-consolidation Common Shares respectively, have been adjusted to the post-consolidated number of warrants and exercise price.

Warrants

The Company has not issued any share purchase warrants during the twelve (12) months prior to the date of this Prospectus.

Share Options

The following table summarizes details of share options issued by the Company during the twelve (12) months prior to the date of this Prospectus:

Date of Issuance	Type of Security	Exercise Price	Number of Securities
January 1, 2022	Share Options(1)	$7.50	32,725
February 1, 2022	Share Options(2)	$5.60	42,881
March 1, 2022	Share Options(3)	$4.10	2,941
April 1, 2022	Share Options(4)	$4.16	15,627
May 1, 2022	Share Options(5)	$5.13	13,585
June 1, 2022	Share Options(6)	$2.55	2,842
July 1, 2022	Share Options(7)	$1.65	5,763
August 1, 2022	Share Options(8)	$1.41	35,892
September 1, 2022	Share Options(9)	$2.08	14,791
October 1, 2022	Share Options(10)	$1.24	82,465

(1) Exercisable on or before January 1, 2027.

(2) Exercisable on or before February 1, 2027.

(3) Exercisable on or before March 1, 2027.

(4) Exercisable on or before April 1, 2027.

(5) Exercisable on or before May 1, 2027.

(6) Exercisable on or before June 1, 2027.

(7) Exercisable on or before July 1, 2027.

(8) Exercisable on or before August 1, 2027.

(9) Exercisable on or before September 1, 2027.

(10) Exercisable on or before October 1, 2027.

Shareholder Rights

The statutory rights and remedies of the Company's shareholders are dictated by Canadian corporate law. The Company currently conducts substantially all of its operations in China, and substantially all of its assets are located in China. In addition, certain of the Company's officers reside in China. As a result, it may be difficult or impossible for a shareholder to effect service of process upon us or those persons inside mainland China. Furthermore, it may also be difficult or impossible for a shareholder to enforce judgments obtained in Canadian courts based on the civil liability provisions of Canadian securities laws against our Chinese subsidiaries and some of our officers. There is also uncertainty as to whether the courts of China would allow parties to bring an original action to enforce liabilities against the Company's Chinese subsidiaries or any other person predicated upon the civil liability provisions of the securities laws of Canada.

If a shareholder is unable to bring a Canadian claim or collect on a Canadian judgment, a shareholder may have to rely on legal claims and remedies available in China where we maintain assets. The claims and remedies available in China are significantly different from those available in Canada and difficult to pursue. The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with Canada that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the Chinese Civil Procedures Law, the Chinese courts will not enforce a foreign judgment against our Chinese subsidiaries or our officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in Canada.

The fact that the operating entities are domiciled in China has no implications in terms of an investor's ability to exercise statutory rights and remedies against the Company under Canadian securities law. However, given the fact that the operating subsidiaries account for a significant portion of the Company's assets, investors may want to exercise statutory rights and remedies against those subsidiaries, for which there could be major implications, as described above.

REPORTING INSIDERS AND INSIDER TRADING POLICY AND PROHIBITIONS

Reporting insiders of the Company ("Reporting Insiders") include the directors, senior officers and certain insiders of the Company. The Company has an insider trading policy (the "Policy"). The Policy provides for "blackout" periods during which insiders and other persons who are subject to the Policy are prohibited from trading in securities of the Company. The Policy applies to all directors, officers, employees, consultants, and contractors of the Company, each of whom will agree to be bound by such provisions upon notification of the most recent copy, and all related persons of such persons (collectively, "Restricted Persons").

No Trade Periods

The period beginning 30 days before the schedule release for filing the Company's quarterly and annual financial statements and two full business day following public disclosure of those financial statements (a "No Trade Period") is particularly sensitive, as officers, directors and certain employees will often possess Undisclosed Material Information about the expected financial results for the quarter. Accordingly, to ensure compliance with this policy and applicable securities laws, all Restricted Persons having access to quarterly or annual internal financial statements or other Undisclosed Material Information shall refrain from undertaking transactions involving the purchase or sale of the Company's securities during No Trade Periods. The CEO, or his or her designee, will disseminate an e-mail to all Restricted Persons confirming the scheduled release date for financial statements, and the date preceding such scheduled release upon which date the No Trade Period will commence (subject to any subsequent e-mail from the CEO, or his or her designee, amending such scheduled release date and corresponding No Trade Period).

Event Specific Blackout Periods

From time to time, information may develop, or an event may occur, that is material to the Company but not yet disclosed or disclosable (i.e. the negotiation of a material contract). The CEO, or his or her designee will inform the Restricted Persons (excluding the Related Persons for the sole purpose of this paragraph) of an event specific blackout period (an "Event Specific Blackout Period") by means of e-mail notification and any other necessary means. All Restricted Persons are prohibited from trading securities of the Company during the Event Specific Blackout Period. The existence of any Event Specific Blackout Period is itself confidential and must be kept confidential by all Restricted Persons. Once instituted, an Event Specific Blackout Period will continue to exist until the CEO or designated person communicates its termination. The Policy restricts the activities of insiders and other persons who are subject to the Policy from entering into derivative-based transactions that involve, directly or indirectly, securities of the Company. In addition to the obligations set forth above, all Restricted Persons shall not engage in (i) the short selling of, or trading in puts, calls or options in respect of the securities of the Company; and (ii) in the purchase of financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities as compensation or held, directly or indirectly by them.

The Policy also precludes the grant or exercise of stock options, or similar forms of stock-based compensation during the restricted period. The Board of Directors of the Corporation cannot approve the grant of any stock options or any other forms of equity-based compensation during a No-Trade Period or Event Specific Blackout Period.

TRADING VOLUME AND PRICE

There is currently no market for the Warrants. The Company intends to list the Warrants on the CSE subject to the satisfaction of all conditions precedent thereto and the rules and policies of the CSE. See "Plan of Distribution" and "Risk Factors".

The Common Shares of the Company are listed and posted for trading in Canada on the CSE under the symbol "PKK". The following table sets forth information relating to the trading of the Common Shares on the CSE during the twelve (12) months preceding the date of this Prospectus:

Month	High ($)	Low ($)	Volume
December 1 - 21	$1.25	$0.71	2,440,774
November, 2022	$1.01	$0.67	3,531,831
October, 2022	$1.29	$0.85	3,511,734
September, 2022	$2.03	$1.15	2,339,166
August, 2022	$2.94	$1.19	5,491,287
July, 2022	$1.65	$1.21	2,654,339
June, 2022	$2.36	$1.32	5,696,413
May, 2022	$4.89	$1.81	9,845,828
April, 2022	$5.40	$3.68	4,622,150
March, 2022	$4.88	$3.05	5,086,943
February, 2022	$5.38	$2.40	7,408,649
January, 2022	$7.49	$4.48	10,435,198
December, 2021	$9.66	$6.38	4,665,139

On September 26, 2022, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the CSE was $1.46. On December 21, 2022, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the CSE was $0.78.

INTERESTS OF EXPERTS

Certain Canadian legal matters relating to the Common Shares qualified hereunder will be passed upon by Dentons Canada LLP on behalf of Tenet and by MLT Aikins LLP on behalf of the Agent. None of Dentons Canada LLP, MLT Aikins LLP or any officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the designated professionals (as such term is defined in section 16.2(1.1) Form 51-102F2 - Annual Information Form) of each of the aforementioned partnerships beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

Raymond Chabot Grant Thornton LLP provided an auditor's report in respect of the Company's consolidated financial statements for the year ended December 31, 2021. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Raymond Chabot Grant Thornton LLP at its offices located at Suite 2000 National Bank Tower, 600 De La Gauchetière Street West, Montréal, Québec H3B 4L8.

The auditors of the Company's subsidiaries in China and Hong Kong are respectively Grant Thornton China Ltd. whose offices are located at 9/F Raffles City, 268 Xizang Zhong Road, Huang Pu District, Shanghai 200001 PRC, and Grant Thornton Hong Kong Ltd. whose offices are located at 11th Floor, Lee Garden Two, 28 Yun Ping Road, Causeway Bay, Hong Kong SAR, PRC

The registrar and transfer agent for the Common Shares is TSX Trust Company at its offices at 100 Adelaide Street West, Suite 301, Toronto, ON M5H 1S3.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as at the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires Units pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm's length with the Company and the Agent, (ii) is not affiliated with the Company or the Agent, and (iii) acquires and holds the Unit Shares and Warrants, and will hold the Warrant Shares issuable on the exercise of the Warrants, (the Unit Shares and Warrant Shares hereinafter sometimes collectively referred to as "Shares") as capital property (a "Holder"). Generally, the Shares and Warrants will be considered as capital property of a Holder thereof provided that the Holder does not hold the Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a "financial institution" for the purposes of the mark- to-market rules contained in the Tax Act, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) an interest in which would be a "tax shelter investment" as defined in the Tax Act, (iv) that has made a functional currency reporting election under the Tax Act, (v) that is exempt from tax under Part I of the Tax Act, (vi) that has entered into or will enter into a "synthetic disposition arrangement" or a "derivative forward agreement", as defined in the Tax Act, with respect to the Shares or Warrants, (vii) that receives dividends on Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act, or (viii) that is a corporation resident in Canada that is, or does not deal at arm's length with a corporation that is, at any time controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm's length, in each case for purposes of the "foreign affiliate dumping" rules in the Tax Act. All such Holders should consult their own tax advisors with respect to an investment in the Units. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Units.

This summary is based on the current provisions of the Tax Act in force on the date hereof and our understanding of the current administrative policies and assessing practice of the Canada Revenue Agency (the "CRA") made publicly available in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the manner and form proposed. However, no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practice of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal or any provincial, territorial or foreign tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $● of the Offering Price of each Unit as consideration for the issue of each Unit Share and $● of the Offering Price of each Unit as consideration for the issue of each Warrant. Although the Company believes its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times ("Resident Holders"). Certain Holders who are resident in Canada for the purposes of the Tax Act and whose Shares might not otherwise constitute capital property may be eligible to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Shares, and every other "Canadian security" as defined in the Tax Act, held by such Holder, in the taxation year of the election and each subsequent taxation year, to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the adjusted cost base of such Warrant to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Dividends

Dividends received or deemed to be received on Shares held by a Resident Holder will be included in computing the Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as "eligible dividends". There may be restrictions on the Company's ability to so designate any dividends as "eligible dividends", and the Company has made no commitments in this regard. Dividends received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but may be deductible in computing its taxable income, subject to certain restrictions and special rules under the Tax Act. A Resident Holder that is a "private corporation" or "subject corporation" (as defined in the Tax Act) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Shares to the extent such dividends are deductible in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, and Resident Holders that are corporations should consult their own tax advisors in this regard.

Dispositions of Shares and Warrants

Upon a disposition or deemed disposition of a Share (except to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in such Resident Holder's income for the year. One-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by such Resident Holder in such year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted from taxable capital gains in any of the three preceding taxation years or carried forward and deducted from taxable capital gains in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of dividends received or deemed to be received by it on such Share (or on a share for which the Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a Share is owned by a partnership or a trust of which a corporation, partnership or trust is a member or beneficiary, as applicable.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the Tax Act, or a "substantive CCPC" (as proposed to be defined in the Tax Act in the draft legislation released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay an additional refundable tax on its "aggregate investment income" for the year, which is defined in the Tax Act to include amounts in respect of taxable capital gains.

Alternative Minimum Tax

Capital gains realized (or deemed to be realized) and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Such Resident Holders should consult their own advisors with respect to the application of the alternative minimum tax.

Holders Not Resident in Canada

The following section of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold the Shares or Warrants in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that carries on or is deemed to carry on an insurance business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder that is the beneficial owner of the dividend and who is resident in the United States for purposes of the Treaty and entitled to full benefits thereunder, is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a resident of the United States that is a corporation beneficially owning at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share or Warrant, as applicable, constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE and the TSX) at the time of disposition, the Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the sixty (60) month period immediately preceding the disposition or deemed disposition, the following two conditions are simultaneously met: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Share or Warrant may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain cases under other provisions of the Tax Act. In cases where a Non- Resident Holder disposes (or is deemed to have disposed) of a Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty, the consequences described above under the headings "Holders Resident in Canada - Dispositions of Shares and Warrants" and "Holders Resident in Canada - Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own tax advisors with respect to the tax consequences applicable in their particular circumstances.

RISK FACTORS

An investment in the Company's securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus, you should carefully consider the risks and uncertainties described in the documents incorporated by reference in this Prospectus, before purchasing the Company's securities. The occurrence of any of such risks could have a material adverse effect on the Company's business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Company's securities, including the Common Shares, could decline, and you may lose all or part of your investment. The risks described herein are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus, including the Company's consolidated financial statements and related notes. This Prospectus also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described herein. See "Cautionary Note Regarding Forward-Looking Statements".

In particular, investors should carefully consider the risks described under the Company's AIF under the heading "General Development of the Business - Risk Factors", and in other publicly filed documents which are incorporated herein by reference. See "Documents Incorporated by Reference".

Holding Company With Significant Operations in China

Investors should be aware as a holding company that is currently dependent on the operations of its subsidiaries in China, the Company is subject to risks that could cause the value of its Common Shares to significantly decline. Chinese laws and regulations governing its current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of the Company's Chinese subsidiaries or a significant depreciation in the value of the Common Shares. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, to the Company's knowledge, neither it nor any of its Chinese subsidiaries have been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have any of them received any inquiry, notice or sanction from the Chinese government.

Regulatory Permissions

To operate its business as currently conducted in China, each of the Company's subsidiaries in China is required to obtain a business license from local authorities. Each such Chinese subsidiary has obtained a valid business license, and no application for any such license has been denied or revoked. If any of the business licenses of the Company's subsidiaries are revoked, this would hinder the Company's ability to operate its business, which could materially and adversely affect its business, financial condition, and results of operations.

COVID-19

New diseases and epidemics (such as COVID-19) may materially and adversely impact the Company's business. China, where the Company operates, has one of the more aggressive approaches when it comes to trying to stem the progress of COVID-19 by adopting a "zero COVID" policy where large segments of the population are locked down at the first sight of a potential outbreak. The second quarter of 2022 was particularly difficult for the Company's operation as large a handful of large cities, including Beijing and Shanghai, were locked down for almost the entire months of April and May. If the negative impact of COVID-19 on the operations of businesses in China and around the world is prolonged, the Company may experience a significant decrease in the number of transactions conducted on its platforms and thus experience a significant loss of revenue in the future.

Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability, resulting in a profound impact on the global economy. Many industries are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market instability continue, the Company's operations and planned growth could be materially and adversely impacted and the trading price of the securities of the Company may be materially and adversely affected.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this Prospectus, all the Company's operating subsidiaries are located in China, except Cubeler Inc. (Canada), Tenoris3 Inc. (Canada) and Asia Synergy Ltd. (Hong Kong). Accordingly, the repatriation of any profits generated by the Company from China to Canada, or the transfer of any funds from the Company's Chinese subsidiaries to Canada, is subject to rules and regulations established by the Chinese government that restrict the flow of funds from China to foreign jurisdictions, including the transfer of funds from Chinese subsidiaries to their foreign parent companies. Although the Company has taken steps to comply with the regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise materially and adversely impact the Company in the future.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries located therein to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to temporarily or permanently suspend some of its operations in China, which would materially and adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favors that would advance the Company's business interests in exchange for cash or other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China, the Company is also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against all things Canadian. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would materially negatively impact the Company's operations, revenue and profits.

Chinese laws and regulations regarding treatment of foreign owned enterprises may restrict the Company's ability to operate in China.

In 2019, the Chinese government enacted the 2019 PRC Foreign Investment Law (the "Foreign Investment Law") which came into effect on January 1, 2020. The Foreign Investment Law specifies that foreign investments shall be conducted in line with the "negative list" and obtain relevant approval to be issued by or approved to be issued by the Chinese government from time to time. A foreign invested enterprise would not be allowed to make investments in prohibited industries in the "negative list", or would be made to satisfy certain conditions stipulated in the "negative list" for investment in the restricted industries. While The Company is not, and neither are any of its subsidiaries subject to the foreign investment restrictions set forth in the currently effective 2020 "negative list" and while the Company has not been, and neither have any of the Company's subsidiaries been, subject to any past restrictions on foreign investment with the exception of AFSC, it is uncertain whether the industries in which the Company's subsidiaries operate will be subject to the foreign investment restrictions or prohibitions set forth in any "negative list" to be issued in the future. There are also uncertainties as to how the Foreign Investment Law would be further interpreted and implemented. The Company cannot assure you that future interpretation and implementation of the Foreign Investment Law will not materially impact the viability of the Company's current corporate structure, corporate governance, and business operations in any aspect.

If the chops of the Company's Chinese subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local public security bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of the Company's Chinese subsidiaries are generally held securely by personnel designated or approved by the Company or by a third party custodian in accordance with the Company's internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised, and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of the Company's authorized personnel obtains, misuses or misappropriates the Company's chops for any reason, it could experience disruptions in its operations. The Company may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from the Company's operations. Any of the foregoing could adversely affect the Company's business and results of operations.

The Company has undertaken to implement contractual and other measures to address risks relating to the roles of the legal representatives of its Chinese subsidiaries in their uses and access of the entities' chops under Chinese law. Those measures are expected to be implemented prior to the end of the first quarter of 2023 and will include that the legal representative chops and company official chops of the Chinese subsidiaries be held by a third party custodian pursuant to an agreement between the Company and the custodian; and that the legal representative of each Chinese subsidiary sign and mark by way of chop undated termination-related documents.

Potential Impact of Chinese Laws and Customs on the Company's Ownership of its Property Interests or Assets

The Company's business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with laws, such as privacy and data protection-related laws and regulations, 17 intellectual property laws, employment and labor laws, workplace safety, consumer protection laws, governmental trade laws, import and export controls, anti- corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on its business. Noncompliance could subject the Company to significant investigations, enforcement actions and sanctions. If any governmental sanctions are imposed, or if the Company does not prevail in any possible civil or criminal litigation, its business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of the Company's management's attention and resources and an increase in related expenses.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to its business practices, and other penalties, which could negatively affect the Company's business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause the Company to change the Company's business practices. Further, the Company's expansion into a variety of new fields also could raise a number of new regulatory issues.

Moreover, the Company is exposed to the risk of misconduct, errors and failure to function by parties that it collaborates with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm the Company's reputation and business.

Chinese governing corporations differ from the laws of Canada and other industrialized nations, such as the United States. Chinese law requires that each of its subsidiaries have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the pertinent entity. The legal representative is the person authorized to represent the company in all legal matters between the government and the company and to sign legally binding contracts on behalf of the company. Unlike Canadian law, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese law makes no liability distinction between the legal representative and the company. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the company and must bear any fine, punishment or consequences resulting from the offence.

The Company's business involves collecting and retaining certain internal and customer data. It also maintains information about various aspects of operations as well as regarding employees. The integrity and protection of the customer, employee and company data is critical to the Company's business. The Company's customers and employees expect that it will adequately protect their personal information. The Company is required by applicable laws to keep strictly confidential the personal information that its collects and to take adequate security measures to safeguard such information. Certain of those laws include the following:

• Chinese Criminal Law, as amended by its Amendment 7 and Amendment 9, which prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen's personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

• The Chinese Cyber Security Law became effective in 2017. Pursuant to the Cyber Security Law, network operators must not, without users' consent, collect their personal information, and may only collect users' personal information necessary to provide their services and shall comply with provisions regarding the protection of personal information.

• The Chinese Data Security Law, which took effect in September 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. If Chinese regulators find a company to be non-compliant with the Chinese Data Security Law during a cybersecurity review of our its business, the company could be subject to fines, penalties, legal proceedings or actions against it.

• The Personal Information Protection Law took effect in November 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities. The Company has access to certain information of its customers in providing services and may be required to further adjust its business practice to comply with new regulatory requirements.

The Personal Information Protection Law provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. As the first systematic and comprehensive law specifically for the protection of personal information in China, the Personal Information Protection Law provides, among other things, that (i) an individual's consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual's rights, and (iii) where personal information operators reject an individual's request to exercise his or her rights, the individual may commence legal action. If Chinese authorities find the Company to be non-compliant with the Personal Information Protection Law, the Company could be subject to fines, penalties, legal proceedings or actions against the Company that could have a material adverse effect on its business, financial condition or its ability to accept foreign investments, or list on a U.S. or other foreign exchange.

Compliance with the above noted laws on data security and personal information laws could significantly increase the cost to the Company of providing its service offerings, require significant changes to its operations or even prevent it from providing certain service offerings in jurisdictions in which the Company currently operates or in which it may operate in the future. Despite the Company's efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that its practices or service offerings could fail to meet all of the requirements imposed on it by these laws.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, there can be no assurance that the Company will comply with such regulations in all respects, and it may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. If Chinese regulators find the Company to be non-compliant with these and other similar laws, it could be subject to fines, penalties, legal proceedings or actions against the Company that could have a material adverse effect on its business, financial condition or results of operations.

Rights and remedies generally available to shareholders under corporate statutes such as the Business Corporations Act (Canada) may not be provided under Chinese law, which the Company's Chinese subsidiaries operate under.

Since the Company is a CBCA company, then the statutory rights and remedies of the shareholders are dictated by Canadian corporate law. However, we currently conduct substantially all of our operations in China, and substantially all of our assets are located in China. Certain of our officers reside in China. As a result, it may be difficult or impossible for a shareholder to effect service of process upon us or those persons inside mainland China. Furthermore, it may also be difficult or impossible for a shareholder to enforce judgments obtained in Canadian courts based on the civil liability provisions of Canadian securities laws against our Chinese subsidiaries and some of our officers. There is also uncertainty as to whether the courts of China would allow parties to bring an original action to enforce liabilities against our Chinese subsidiaries or any other person predicated upon the civil liability provisions of the securities laws of Canada.

If a shareholder is unable to bring a Canadian claim or collect on a Canadian judgment, they may have to rely on legal claims and remedies available in China where we maintain assets. The claims and remedies available in China are significantly different from those available in Canada and difficult to pursue. The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with Canada that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the Chinese Civil Procedures Law, the Chinese courts will not enforce a foreign judgment against our Chinese subsidiaries or our officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in Canada.

Foreign Currencies and Access to Cash

The Chinese government imposes controls on the convertibility of Renminbi ("RMB") into foreign currencies and, in certain cases, the remittance of currency out of China. Most of the Company's revenues are in RMB, which is currently not a freely convertible currency. Under existing Chinese foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as the repayment of loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Exchange Rate Fluctuations

Exchange rate fluctuations may adversely affect the Company's financial position and results of operations. The functional currency of each of the Company's subsidiaries is the local currency where the entity is domiciled. Functional currencies currently include the RMB and the dollar Canadian dollar but may include additional currencies in the future. Most transactions within the entities are conducted in functional currencies and as such, none of the entities engage in hedging activities. The Company currently does not have in place a policy for managing or controlling foreign currency risks. Even if such a policy exists, there is no assurance that such policy would eliminate this risk. The Company's financial statements are expressed in Canadian dollars.

Difficulty in Enforcement of Judgments

The Company has subsidiaries incorporated in China. Certain directors and officers reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company's directors, officers and subsidiaries who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Company's directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the jurisdictions where the Company's subsidiaries are located. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time- consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Completion of the Offering

The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Company to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Company may not be able to raise the funds required for the purposes contemplated under "Use of Proceeds" from other sources on commercially reasonable terms or at all.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from this Offering as described under "Use of Proceeds" and such allocations are based on current expectations of management of the Company. However, management will have discretion in the actual application of the net proceeds and may elect to allocate net proceeds differently than is described under "Use of Proceeds" if management believes that it would be in the Company's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Failure by management to apply these funds effectively could have a material adverse effect on the Company's business.

No Assurance that there will be Market Through Which the Warrants May be Sold

The price offered to the public for the Units will be determined by arm's length negotiations between the Company and the Agent. The price paid for each Units and the value ascribed to each Warrant may bear no relationship to the price at which the Warrants will trade in the public market subsequent to this Offering. Although the Company plans to apply or provide notice for the Warrants to be listed on the TSX or the CSE, there can be no assurance that the Company will successfully list the Warrants or that an active market for the Warrants will develop or be sustained after this Offering. If an active market for the Warrants does not develop, the liquidity of an investor's investment in the Warrants may be limited and the price may decline below the portion of the Offering Price allocated to the Warrants. If the Warrants are traded after their initial issuance, they may trade at a discount from their initial value depending on the market for similar securities, the Company's performance and other factors.

Holders of Warrants have no Rights as Shareholders

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Dilution from Further Financings

The Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, acquisitions and other projects. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. Without limiting the generality of the foregoing, if the Common Shares were ever to be reinstated for trading on NASDAQ, the Company would expect to pursue additional funding in the U.S. market, which could also dilute the interests of its shareholders.

Future Sales or Issuances of Securities

As stated above, the Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, acquisitions and other projects. As of the date hereof, the Company had 18,276,865 convertible securities outstanding, consisting of 14,488,313 warrants and 3,788,552 share options. These securities may be exercised by the holders from time to time in accordance with their respective terms. Often holders of such securities will sell the underlying Common Shares following exercise of such securities. Further, the Company's shareholders may sell substantial amounts of securities of the Company following the Offering.

The Company cannot predict the size of future sales or issuances of equity securities or convertible debt securities or the effect, if any, that future sales and issuances of equity securities or convertible debt securities may have on the market price of the Common Shares. However, sales or issuances of a substantial number of equity securities or convertible debt securities, or the perception that such sales could occur, may materially and adversely affect prevailing market prices for the Common Shares.

Liquidity and Capital Resources

The Company expects that the majority of the net proceeds from the Offering will be used to operate and expand its Business Hub in North America. The Company will require additional financing over and above the Offering in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include, but are not limited to, evidence of continued demand for the Company's services, the Chinese geopolitical climate, the Company's ability to expand its services beyond China, the state of international debt and equity markets, and investor perceptions and expectations of the fintech, AI and analytics spaces. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Negative Operating Cash Flow and Additional Funding

The Company has limited financial resources and has not generated positive cash flow from operations on a consistent basis. During the fiscal year ended December 31, 2021, the Company had negative cash flow from operating activities. The Company anticipates it will continue to have negative cash flow from operating activities in future periods untilprofitability is achieved by increasing its revenues and reducing its expenses including, in particular, the expenses the Company incurs from outsourcing services. The Company is devoting significant resources to the further development of its commercial lending ecosystem in China and elsewhere, however, there can be no assurance that it will generate positive cash flow from operations in the future. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. There can be no assurance that the Company will be able to generate a positive cash flow from its operations. In addition, there can be no assurance that additional funding will be available to the Company for the development of its projects. Furthermore, significant additional financing, whether through the issuance of additional securities and/or debt, will be required to continue the development of the Company's commercial lending ecosystem in China and beyond. There can be no assurance that the Company will be able to obtain adequate additional financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Company's commercial lending ecosystem in China and elsewhere.

Financial Performance and Timing of Capital

The Company's net loss for its most recently reported annual financial results, the year ended December 31, 2021, amounted to $48,561,968 while it generated negative cash flow from operations of $40,888,751 during the same period. Since it is not generating enough cash from its operations to meet its working capital needs, the Company's ability to continue as a going concern is dependent on its ability to raise capital at commercially reasonable terms. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to do so in the future. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

Assuming the Company is successful in raising the proposed Maximum Offering amount, the Company will have sufficient capital to fund its operations for a period of approximately 15 months during which the Company expects to use part of the proceeds of the financing to partially fund certain growth and expansion opportunities. Being able to have access to the necessary capital in a timely manner in order to grow and expand its operations is critical to the Company as certain commitments were either made or will have to be made to strategic partners. The Company has identified a number of initiatives, such as the expansion of the Canadian segment and the launch of the U.S. segment of its Business Hub, which require additional investments to allow the Company to achieve some of its longer term objectives. Failure to have access to this capital in a timely manner could have a considerable negative impact on the Company's ability to grow and expand its operations.

The Company may not be able to continue as a going concern if it fails to secure the capital it needs to meet its financial obligations

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements. Until that happens, the Company will continue to use financing means, including raising capital through prospectus or private placement financings, to help meet its financial obligations. The Company's cash flow position is expected to improve significantly as it expands its operations in and out of China and generates new revenue streams. These additional revenue streams are expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its working capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the event that the Company is not successful in its capital raising initiatives in the next three to six months, it may not be able to continue as a going concern, which would have a material negative impact on the value of the Company's securities.

Paying for Services through the Issuance of Securities

The Company regularly issued securities to pay for certain services in the past and may continue to do so after the Offering. If the Company continues this practice, the additional securities thus issued would have a dilutive effect for the Company's shareholders.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering and that the Corporation will meet the listing requirements of the TSX (or otherwise be approved for listing on the TSX). In addition, in the future, the Company's securities may fail to meet the continued listing requirements to be listed on the CSE or the TSX, as the case may be. If the CSE or the TSX delists the securities of the Company from trading on its exchange, the Company could face significant material adverse consequences.

Securities of technology and AI companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Company. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by currency exchange fluctuations and the Company's financial condition and results of operations as reflected in the Company's continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Company's public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Company's securities or other companies in its sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

The Offering Price may not necessarily reflect the prevailing market price of the Common Shares following the Offering. If an active market for the Common Shares is not maintained, the liquidity of a shareholder's investment may be limited and the price of the Common Shares may decline below the Offering Price. If such a market is not maintained, investors may lose their entire investment in the Units.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management's attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Pending Investigation of the AMF, Québec's Securities Regulator

As of the date of this Prospectus, the Company is aware, from publicly accessible Court materials, a courtesy copy of which were provided to the Company by the AMF, that there is an ongoing investigation by the AMF targeting an alleged stock market manipulation scheme on the securities of the Company and of another Company unrelated to the Company. The alleged scheme involves the Company's CEO, certain Company advisors and a small group of investors made up of individuals and related companies between April 1, 2020 to November 22, 2021 (the "AMF Investigation"). A summary and a detailed description of the AMF Investigation, including of the AMF beliefs as to the role played by the Company's CEO in the alleged scheme, is included in an affidavit from an AMF investigator dated August 3, 2022 in support of an application from the AMF for authorisation to seize and search electronic devices belonging to the aforementioned Company advisors (previously seized in November 2021 and held in the AMF's secure vault) for communications relevant to the AMF investigation in Court file 500-26-133074-223. This authorisation was granted by the Court on August 3, 2022. As a courtesy, the AMF informed the Company that the search warrant was executed on August 11, 2022.

Based on the summary of the AMF Investigation found in the AMF investigator's affidavit, the latter believes that:

o the alleged scheme on the securities of the Company would have begun on or about April 1, 2020 when the Company's CEO engaged an advisor to the Company in connection with a private placement. This role would have allowed that advisor, another individual and the investors related to them to receive, directly or indirectly, a sufficient number of shares of the Company to be able to influence its share price and trading volume.

o the Company's CEO and these two individuals would then have set up a marketing plan to coordinate promotional activities aimed at influencing the price as well as the volume of the Company's shares. These activities would have included the publication of numerous press releases, promotion on social media, the hiring of stock market promoters, the communication of privileged information and organized transactions. The Company would have failed to adequately communicate to the market the role of promoters and advisers in the execution of the marketing plan intended to influence the price and volume of the Company's shares.

o These two individuals, directly or indirectly, would then have taken advantage of the interest and the rise in the share price to sell their shares of the Company in a coordinated and opportunistic fashion in parallel to the promotion of the Company's shares.

In light of the above, the AMF investigator indicates in his affidavit having reasonable grounds to believe that i) the two aforementioned individuals participated in influencing or attempted to influence the price or value of the Company through unfair, abusive or fraudulent practices and that ii) they also, directly or indirectly, participated in a series of transactions in the Company's securities when they knew, or reasonably should have known, that the series of transactions was intended to create or contribute to creating a misleading appearance of trading activity. trading in a security, or an artificial price for a security, the whole in breach of sections 195.2 and 199.1 (1) of the Quebec Securities Act.

The beliefs of the AMF investigator as set out in his affidavit have not been proven in Court.

To the Company's knowledge, the AMF investigation is ongoing. Although the AMF has not commenced legal enforcement or other proceedings against the Company or the Company's CEO, nor laid any charges against them in connection with the AMF Investigation as of the date hereof, the AMF may in the future commence legal enforcement or other proceedings against the Company and/or the Company's CEO, or lay charges against them in connection with the AMF Investigation, the outcome of which could have a material adverse effect on the Company's share price, as well as on the business, results of operations and financial condition of the Company.

OTHER MATERIAL FACTS

A class action lawsuit was brought against the Company and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case was brought on behalf of Company shareholders who traded securities of the Company between September 2, 2021, and October 13, 2021, on the NASDAQ. On February 10, 2022, the court appointed a lead plaintiff and lead counsel. An amended complaint was filed in April 2022. The Company has retained external counsel and is defending itself vigorously against all claims. The Company filed a motion to have the case dismissed on August 8, 2022. The plaintiff's opposition to the motion to dismiss was filed on September 23, 2022. A reply brief for the Company's motion to dismiss the securities case was filed on Monday, October 24, 2022 with the United States District Court, Eastern District of New York. The Company is currently waiting for confirmation on whether the judge will hear oral argument or rule on this motion by the end of December 2022.

There are no other material facts relating to the securities offered in this Prospectus that have not been disclosed elsewhere in this Prospectus.

TEMPORARY EXEMPTIVE RELIEF

Pursuant to decision No 2022-FS-1055810 issued by the Autorité des marchés financiers dated September 27, 2022, the Company was granted temporary relief from the requirement to file, with this Prospectus, French language versions of, among others, the following documents, which documents are incorporated by reference in this Prospectus, provided that the French language versions of such documents are filed no later than the time of filing of the final short form prospectus:

(a) audited annual consolidated financial statements of the Company for the year ended December 31, 2021;

(b) management's discussion and analysis of the Company for the year ended December 31, 2021; and

(c) management information circular of the Company dated May 31, 2022 with respect to the annual meeting of shareholders of the Company held on June 30, 2022.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two (2) business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

Under the Warrant Indenture, original purchasers of Warrants pursuant to the Offering will have a non- assignable contractual right of rescission if this Prospectus (including documents incorporated herein by reference) or any amendment hereto contains a misrepresentation (within the meaning of the Securities Act (Ontario)). This contractual right of rescission shall be subject to the defences, limitations and other provisions described under part XXIII of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. For greater certainty, the contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, as well as the amount paid for the original Warrant, upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Units under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Units under this Prospectus. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages, or consult with a legal adviser.

C-1

CERTIFICATE OF THE COMPANY

Dated: December 22, 2022

This amended and restated preliminary short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated preliminary short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Ontario and Québec.

"Johnson Joseph"	"Jean Landreville"
Johnson Joseph	Jean Landreville
Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors of the Company

"Carol Penhale"	"Liang Qiu"
Carol Penhale	Liang Qiu
Director	Director

C-2

CERTIFICATE OF THE AGENT

Dated: December 22, 2022

To the best of our knowledge, information and belief, this amended and restated preliminary short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated preliminary short form prospectus as required by the securities legislation of the provinces of Alberta, British Columbia, Ontario and Québec.

RESEARCH CAPITAL CORPORATION

"Jovan Stupar"
Name: Jovan Stupar
Title: Managing Director